02057578

EXECUTED ~~CONFORMED~~ COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 12, 2002

RECD S.E.C.
SEP 1 2 2002
1086

Telefónica Holding de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.

(Translation of registrant's name into English)

PROCESSED
SEP 1 2 2002
THOMSON FINANCIAL

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Telefónica Holding de Argentina S.A.

Buenos Aires, August 12, 2002

To
The Buenos Aires Stock Exchange
By hand

Ref.: Information per Art. 63 of the Listing Regulation

Dear Sirs:

We are writing to you in compliance with the requirements of Art. No. 63 of the Listing Regulations, in order to inform you that at its meeting of August 9, 2002, the Board of Directors of Telefónica Holding de Argentina S.A. approved the financial statements and other documentation corresponding to the six-month period ended June 30, 2002.

In this regard, please be informed of the following data (amounts expressed in constant currency of June 30, 2002 in pesos):

1) Results for the period

- Ordinary earnings (loss)	($2,529,717,828)
- Extraordinary earnings	-

2) Breakdown of Shareholders' Equity by segments and amounts:

- Capital stock (par value)	$404,729,360
- Integral adjustment of capital stock	$387,000,744
- Additional paid-in capital	$153,333,158
- Irrevocable contributions	$2,000,000
- Integral adjustment of the Irrevocable contributions	$1,912,393
- Other Contribution	$16,620,212
- Legal reserve	$63,171,932
- Reserve for future dividends	-
- Unappropriated earnings	($2,614,627,138)
Total Shareholders' Equity	$(1,585,853,339)

3) The following is a description of the composition of the Corporation's capital stock:

Common Stock Class A (1 vote)	Common Stock Class B (1 vote)	Capital Stock
30,427,328	374,302,032	404,729,360
(7.52% of capital stock)	(92.48% of capital stock)	

The following chart shows the number of shares that did not belong to the Corporation's majority shareholder or group as of the closing date of the quarterly financial statements.

Shareholder	Common Stock Class A (5 votes)	Common Stock Class B (1 vote)	Total Shares	% of Capital Stock of the Corporation
Public	----------	173,885 (0.046% of Class B common shares)	173,885	0.043%
Total	**30,427,328**	**374,302,032**	**404,729,360**	**100%**

4) The impact of the devaluation of the peso on the consolidated net monetary position in foreign currency, net the effects of the inflation, increased to a loss of $939,824,691 million.

5) By virtue of the provisions mentioned in General Resolution, Article No. 398 of the C.N.V. the foreign exchange differenced affecting assets result in an acceleration in the recognition of variations in the purchasing power of the peso and will remain subsumed under the stated accounting values of assets that qualify for restatement according to foreign exchange differences. In such sense, the residual value of the foreign exchange difference resulting from General Resolution MD 3/2002, at June 30, 2002, has been absorbed in the value restated in the constant currency of these assets since the inflation coefficients have been applied to the values of accounting costs applicable immediately prior to the restatement required by the resolution.

Sincerely,

Claudia Ferreyra
Accounts Manager

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the six-month periods ended June 30, 2002 and 2001

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF Buenos Aires
Argentina

Tel.: (54-11) 4320-2700 / 4326-4046
Fax: (54-11) 4325-8081 / 4326-7340
www.deloitte.com.ar

Deloitte & Touche

Limited review report of independent public accountants on interim financial statements

To the Board of Directors of
Telefónica Holding de Argentina S.A.

1. We have reviewed the accompanying balance sheet of Telefónica Holding de Argentina S.A. (an Argentine Corporation) as of June 30, 2002 and the related statements of income, cash flows and changes in shareholders' equity for the six-month period ended June 30, 2002, all expressed in constant Argentine pesos (see Note 2.3. to the accompanying financial statements) and prepared according to generally accepted accounting principles in Argentina ("Argentine GAAP").

2. The Company's financial statements as of and for the six-month period ended June 30, 2001 (before their restatement in constant pesos of June 30, 2002 and before computing the retroactive effect of the change in accounting method described in note 2.8. to the accompanying financial statements) were reviewed by other auditors, who issued an unqualified limited review report according to generally accepted auditing standards in Argentina, dated August 7, 2001.

3. The preparation and issuance of the financial statements as of and for the six-month periods ended June 30, 2002 and 2001 is the responsibility of the Company's Board of Directors in the exercise of its specific duties. Our responsibility is to issue a limited review report on the financial statements referred to in paragraph 1. based on the review we conducted with the scope mentioned in paragraph 4. of this report.

4. We conducted our review in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit

conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

5. As described in Note 10. to the accompanying financial statements, in the current year, a deep change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default on the payment of the Argentine Government´s external debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans and dividend distributions without prior authorization from the Banco Central de la República Argentina; and (e) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

6. As further described in Note 5.1.a) to the accompanying financial statements, under Law N° 25,561 Telefónica de Argentina S.A. ("Telefónica"), an Argentine corporation controlled by the investee company Compañía Internacional de Telecomunicaciones S.A. ("Cointel"), will have to renegotiate with the Argentine Federal Government the rate scheme to be effective in the future. Although the Company valued its assets related to its direct and indirect ownership interest in such companies as of June 30, 2002 on the basis of Company's management best estimate considering currently available information, Telefónica and Cointel cannot assure the future rate scheme and therefore the amount of their future revenues and net cash flows. The recoverability of such related assets as of June 30, 2002, comprising of the Company's intangible assets amounting to $524 million, as well as of Cointel's intangible assets, which calculated considering the Company's direct ownership interest in such company amount to $159 million and of Telefónica's fixed assets and tax on minimum presumed income, which calculated considering the Company's indirect ownership interest in such company amount to

AIC

$2,649 million, depends on the effect that the outcome of the rate renegotiation may have on Telefónica's and Cointel's operations and cash flows. Accordingly, no impairment relating to the recoverability of these assets has been made by the Company in the accompanying financial statements as of June 30, 2002.

7. As described in notes 10. and 5.1.a) to the accompanying financial statements, as of June 30, 2002 Company's current assets in foreign currency, as well as Cointel's (investee company) consolidated current assets in foreign currency (the latter calculated considering the Company's direct and indirect ownership interest in Cointel and Telefónica) are lower than the respective current liabilities in foreign currency of such companies in the amount of US$529 million (equivalent to $2,011 million in constant pesos as of June 30, 2002) and US$353 million (equivalent to $1,342 million in constant pesos as of June 30, 2002), respectively. The Company, Cointel and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect parent companies. Although the Company has expressed that it will make its best efforts to obtain such financing, as of the date of issuance of this report, it is impossible to ensure what the result of such negotiations will be, or if the restrictions for making transfers abroad will enable such companies to settle their liabilities in the normal course of business and maintain their normal operations. Likewise, as described in Note 9. to the accompanying financial statements, the Company has a negative shareholders' equity amounting to $1,586 million and the Company cannot provide any assurance that, should the situation of negative shareholders' equity remain unchanged beyond the suspension of section 94 of the Argentine Business Associations Law, its shareholders will decide to capitalize the Company in order to restore capital stock, nor that the Company, consequently, will be able to maintain the normal course of its operations.

8. In the report corresponding to the audit, according to generally accepted auditing standards in Argentina, on the financial statements of the Company for the fiscal year ended December 31, 2001, dated February 26, 2002, the predecessor auditors of the Company included a qualification for uncertainties relating to the Company, Cointel and Telefónica's ability to continue as a going concern and to the recoverability of Telefónica telecommunications business' fixed assets as of September 30, 2001 in the amount of

ALC

$1,455 million (equivalent to $2,846 million in constant Argentine pesos of June 30, 2002), amount calculated considering the Company's indirect ownership interest in Telefónica. Such uncertainties continue as of the date of this report, as described in notes 2.6.c), 5.1.a) and 10. to the accompanying financial statements (see paragraphs 6 and 7 above). The financial statements referred to in paragraph 1. have been prepared assuming that the Company, Cointel and Telefónica will continue as a going concern and do not include any adjustments related to the recoverability and classification of assets or with respect to the sufficiency and classification of liabilities that might result from the outcome of these uncertainties.

9. Based on our review, conducted as described in paragraph. 4., which did not include all the necessary procedures to enable us to express an opinion on the financial statements referred to in paragraph 1., we report that such financial statements:

   a) contemplate all the material facts and circumstances of which we are aware, and that

   b) we have no other observations on the financial statements than those included in paragraphs 5. to 8. of this report.

10. Certain accounting practices of the Company used in preparing the accompanying financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America (see note 14. to the financial statements).

Buenos Aires,
August 9, 2002

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered Address: Tucumán 1 - 18th floor - Buenos Aires - Argentina

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2002 AND 2001

Principal Business: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

- Of the articles of incorporation: October 25, 1976.
- Of the last change to the bylaws: April 18, 2001. See Note 12.

Registration number with the "Inspección General de Justicia" (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Tucumán 1 - 17th floor - Buenos Aires - Argentina.

Principal Business: Holding Company.

Controlling shareholding percentage of the Company's capital stock: 99.96%. (See Note 6.1.)

Controlling shareholding percentage of the Company's total votes: 99.97%.

Capital structure: See Note 6.1.

	Subscribed and paid in
Outstanding common shares (face value 1 peso each)	
Class A, 5 votes per share	30,427,328
Class B, 1 vote per share	374,302,032
Total capital stock authorized for public offering (1)	404,729,360

(1) See Note 6.3.

MIGUEL ANGEL GUTIERREZ
Vice-President

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

(stated in constant Argentine pesos of June 30, 2002 - see Note 2.3.)

	2002	2001
CURRENT ASSETS		
Cash	298,788	209,781
Investments (Note 15.2.)	-	33,946,573
Other receivables (Note 3.1.)	2,657,518	2,699,322
Receivables from related parties (Note 11.1.)	27,751,981	838,933,786
Total current assets	30,708,287	875,789,462
NONCURRENT ASSETS		
Intangible assets and deferred charges (Note 15.3.)	524,720,984	560,222,805
Other receivables (Note 3.1.)	-	16,688,390
Investments (Note 15.1.)	-	1,367,970,899
Total noncurrent assets	524,720,984	1,944,882,094
Total assets	555,429,271	2,820,671,556
CURRENT LIABILITIES		
Accounts payable to related parties (Note 11.1.)	1,976,854,923	967,819,330
Other liabilities (Note 2.6.c))	129,088,691	-
Bank and other financial payables (Note 3.2.)	29,758,461	71,099,350
Taxes payable	615,293	2,798,787
Accounts payable	1,022,545	1,133,025
Other payables (Note 3.3.)	3,942,697	7,639,495
Total current liabilities and total liabilities	2,141,282,610	1,050,489,987
SHAREHOLDERS' EQUITY (per related statements)	(1,585,853,339)	1,770,181,569
Total liabilities and shareholders' equity	555,429,271	2,820,671,556

The accompanying Notes 1 to 16 are an integral part of these financial statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(stated in constant Argentine pesos of June 30, 2002 - see Note 2.3.)

	2002	2001
Equity interests in related parties (Note 3.5.)	(1,483,591,163)	(36,924,003)
Fees for services rendered to related parties, net (Note 11.2.)	34,647,065	52,653,015
Administrative expenses (Note 15.5.)	(2,127,670)	(2,949,875)
Amortization of intangible assets and deferred charges (Note 15.3.)	(17,420,296)	(19,164,168)
Financial (expense) income and holding losses, net (Note 3.6.)		
On assets	(26,730,601)	35,046,642
On liabilities	(1,027,017,686)	(41,782,469)
Tax on minimum presumed income, unrecoverable value added tax and other taxes (Note 2.6.e))	(7,477,477)	(535,710)
Net loss for the period	(2,529,717,828)	(13,656,568)
Loss per share (1)	(6.25)	(0.03)

(1) Amounts expressed in constant Argentine pesos as of June 30, 2002.

The accompanying Notes 1 to 16 are an integral part of these financial statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(stated in constant Argentine pesos of June 30, 2002 - see Note 2.3.)

	2002					
	Shareholders' contributions			Non-capitalized contributions		
Description	Capital stock authorized for public offering	Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to Irrevocable capital contributions	Other contributions
Balance at beginning of year	404,729,360	387,000,744	153,333,158	2,000,000	1,912,393	16,620,212
Modifications to initial balances (Note 2.8.)	-	-	-	-	-	-
Modified balances at beginning of year	404,729,360	387,000,744	153,333,158	2,000,000	1,912,393	16,620,212
Effect of Telefónica de Argentina S.A.'s spun-off businesses (Note 5.1.a)	-	-	-	-	-	-
Other capital transaction (Note 5.2.)	-	-	-	-	-	-
Net loss for the period	-	-	-	-	-	-
Balance at end of period	404,729,360	387,000,744	153,333,158	2,000,000	1,912,393	16,620,212

	2002			2001
	Retained earnings			
Description	Legal reserve	Unappropriated earnings	Total	Total
Balance at beginning of year	63,177,932	(48,115,840)	980,657,959	1,794,691,011
Modifications to initial balances (Note 2.8.)	-	(36,793,470)	(36,793,470)	(28,245,553)
Modified balances at beginning of year	63,177,932	(84,909,310)	943,864,489	1,766,445,458
Effect of Telefónica de Argentina S.A.'s spun-off businesses (Note 5.1.a)	-	-	-	2,386,637
Other capital transaction (Note 5.2.)	-	-	-	15,006,042
Net loss for the period	-	(2,529,717,828)	(2,529,717,828)	(13,656,568)
Balance at end of period	63,177,932	(2,614,627,138)	(1,585,853,339)	1,770,181,569

The accompanying Notes 1 to 16 are an integral part of these financial statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(stated in constant Argentine pesos of June 30, 2002 - see Note 2.3.)

	2002	2001
CHANGES IN CASH AND CASH EQUIVALENTS		
Cash and cash equivalents at end of period (2)	298,788	34,156,354
Cash and cash equivalents at beginning of year	2,728,602	17,111,249
(Decrease) Increase in cash and cash equivalents	(2,429,814)	17,045,105
Causes of changes in cash and cash equivalents		
Cash flows from operating activities:		
Net loss for the period	(2,529,717,828)	(13,656,568)
Adjustments to reconcile net loss to net cash used in operating activities:		
Equity interests in related parties	1,483,591,163	36,924,003
Amortization of intangible assets and deferred charges	17,420,296	19,164,168
Financial expense (income) and holding losses (gains), net (3)	1,012,962,941	(66,384,547)
Inflation loss on monetary accounts	26,866,078	-
Tax on minimum presumed income	7,477,477	-
Changes in assets and liabilities:		
Other receivables and fees receivable from related parties	(22,444,773)	2,288,738
Other receivables (4)	2,697,872	160,950
Accounts payable	(1,765,361)	(174,618)
Taxes payable	232,745	(6,911,911)
Net cash used in operating activities	(2,679,390)	(28,589,785)
Cash flows from investing activities:		
Payables to related parties	-	1,343,052
Net cash provided by investing activities	-	1,343,052
Cash flows from financing activities:		
Payables to related parties	15,661,000	962,766,314
Repayments of loans	(15,411,424)	(918,474,476)
Net cash provided by financing activities	249,576	44,291,838
(Decrease) Increase in cash and cash equivalents	(2,429,814)	17,045,105

(1) Cash and cash equivalents. See Note 2.5.
(2) Supplemental information on cash flows, see Note 13.
(3) Corresponds to financial (expense) income and holding (losses) gains, net not involving movement of funds.
(4) Net of 7,477,477 related to the charge disclosed in the line "Tax on minimum presumed income, unrecoverable value added tax and other taxes" in the statement of income for the six-month period ended June 30, 2002.

The accompanying Notes 1 to 16 are an integral part of these financial statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(amounts stated in constant Argentine pesos, unless otherwise indicated - see Note 2.3.)

1. BUSINESS AND ORGANIZATION OF THE COMPANY

Telefónica Holding de Argentina S.A. ("the Company") is a company primarily engaged, through related companies in the telecommunications business ("Telecommunications Business") in Argentina.

As of June 30, 2002, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. ("Cointel") (see Note 5.1.a), which controls the outstanding capital stock of Telefónica de Argentina S.A. ("Telefónica") through its ownership interest in 100% of Telefónica's Class "A" shares (see Note 8.1.a) and 40.2 million Class "B" shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica's outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. ("Atco") (see Note 5.1.b). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. ("AC"). AC is a holding company, which as of June 30, 2002, had a direct and indirect interest in broadcast television companies (see Note 5.1.c).

The Company also conducted its media business through its 20.0% interest in Torneos y Competencias S.A. ("TyC"), a provider of sports and entertainment programming in Argentina. In May 2001, the Company transferred to ACH Acquisition Co. ("ACH"), an affiliate of the Participating Shareholders, as defined in Note 4., its ownership interest in TyC (see Note 5.2.).

As of June 30, 2002, as a result of several transactions described in Notes 4. and 6.3., Telefónica Internacional, S.A. ("TISA")'s equity interest in the Company amounts to 99.96%.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1. Financial statements required in Argentina

In accordance with generally accepted accounting principles and current legislation in Argentina, the presentation of the parent company's individual financial statements is required. The consolidated financial statements are to be included as supplementary information to the individual financial statements. Until September 30, 2000, the Company filed, for argentine purposes, individual financial statements, together with consolidated financial statements with its subsidiaries Southtel Holdings S.A. ("Shosa") and South Cable Holdings S.A. ("South Cable"). As of June 30, 2002 and 2001, and as a consequence of the disposition of the Company's ownership interest in these companies (see Note 4.), the Company no longer consolidates its financial statements with Shosa and South Cable operations.

2.2. Basis of presentation

The financial statements of the Company for the six-month periods ended June 30, 2002 and 2001 have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") and in accordance with the requirements of the Federal Securities and Exchange Commission in Argentina ("CNV") and are presented in constant Argentine pesos (see Note 2.3.). These financial statements also include certain additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America ("SEC").

2.3. Presentation of financial statements in constant Argentine pesos

Until the three-month period ended March 31, 2002, the Company's financial statements have been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by restating amounts in constant pesos by the method required by Technical Resolution ("RT") No. 6 of the Federal Council of Economic Sciences ("FACPCE"). Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued application of the restatement method. This criteria had been accepted under Argentine GAAP until December 31, 2001.

However, considering the new inflationary context (increase of the applicable index for restatements of financial statements was 96% in the period January through June 2002) and the conditions created by the new system established by the Public Emergency and Currency Exchange System Reform Law, which are described in detail in Note 10., on March 6, 2002, the Buenos Aires City Professional Council of Economic Sciences ("CPCECABA") approved Resolution MD No. 3/2002 which sets forth, among other provisions, the mandatory application of the inflation adjustment established by RT No. 6 with the inclusion of the modifications recently incorporated by RT No. 19 of the FACPCE, adopted by Resolution CD No. 262/01 of CPCECABA for the interim periods or fiscal-years ended March 31, 2002, inclusive, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree 1269/02 repealing Decree 316/95, which had suspended the application of the inflation restatement method, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant pesos. Later, the CNV issued General Resolution No. 415, which provides that the financial statements to be filed with such commission should be prepared in constant pesos, using the abovementioned restatement methodology.

On the basis of the above, the financial statements of the Company as of June 30, 2002 and 2001 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC (Argentine Institute of Statistics and Census)) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power and the CNV.

The restatement into constant Argentine pesos method must be applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.6.g).

2.4. Generally accepted accounting principles

When preparing these financial statements, the Company applied the valuation methods required by applicable CNV resolutions which, in the Company's case, do not differ from those required by the FACPCE. See Note 2.7.

2.5. Statement of cash flows

In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company uses the indirect method, which requires a series of adjustments to the period's net loss to arrive at the cash flow used in operating activities.

2.6. Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each period. The ultimate results may differ from those estimates.

The principal valuation methods used in the preparation of the financial statements are as follows:

a) Cash, receivables and liabilities

- In local currency: at nominal value.

- In foreign currency: they have been translated at the selling or buying exchange rates prevailing as of each period-end for the settlement of the transactions concerned. Exchange differences have been credited/charged to income of each period (see Note 2.6.g). The respective detail is included in Note 15.4.

Receivables and payables include the portion of the related financial income (expense) accrued through the end of each period, if applicable.

b) Short-term investments

Foreign currency deposits: as of June 30, 2001, at nominal value plus interest accrued through the end of such period, translated at the exchange rate prevailing as of such date for the settlement of these transactions. The respective detail is included in Note 15.4.

c) Long-term investments

Ownership interests in related parties valued by the equity method

The investment in Cointel as of June 30, 2002 and 2001, is valued by the equity method of accounting, calculated taking into account Cointel's shareholders' equity after deducting Cointel's preferred capital and unsettled accumulated preferred dividends, calculated using the financial statements of this company as of June 30, 2002 and 2001, respectively, stated in constant pesos. See Note 2.8. Since as of June 30, 2002, Cointel has a negative shareholders' equity amounting to 221 million, the Company has booked such investment for an amount of 129 million in the line "Other liabilities".

The Company is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit. If the current difficulties to obtain refinancing or additional loans to Cointel continue, the Company plans, and has so agreed with Cointel, to use its best efforts to provide such financing directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company's financial situation described in Note 10.

The recoverability of the Company's goodwill related to its investment in Cointel (see Note 5.1.a)) amounting to 524 million was evaluated on the basis of the Company's management best estimate of future cash flows of Cointel and Telefónica, considering available information and future telephone service rates estimates of Telefónica. However, owing to the regulatory uncertainty regarding rates evolution which, as described in Note 5.1.a), derive from the pending negotiation with the Argentine Government, as well as on the results of negotiations of Cointel and Telefónica to obtain financing and settle their liabilities in the normal course of their business and maintain their normal operations, as described in the same note, the recoverability of the amount booked of such goodwill as of June 30, 2002 depends on the final outcome of the abovementioned issues. See Note 2.6.d).

In line with Resolution MD No. 3/2002 from the CPCECABA, as described in item g) of this note, Cointel's and Telefónica's capitalizable exchange differences have acted as an anticipated recognition of the changes in the purchasing power of the currency and as of June 30, 2002, have been absorbed in the value of these assets that have been restated into constant pesos, as the inflation coefficients are applied to the book value costs immediately prior to the capitalization provided by this resolution. Additionally, Telinver S.A. capitalized 5 million in intangible assets during the six-month period ended June 30, 2002, for exchange rate losses relating to liabilities in foreign currency of Telinver S.A., net of inflation.

The financial statements of the related company were prepared in accordance with accounting principles consistent with those used by the Company.

As from the effective date of Law No. 25,063, any dividends in cash or in kind received by the Company on its investments in other companies, in excess of accumulated taxable income (determined as required by this law), will be subject, upon distribution, to a 35% income tax withholding as a single and final payment. The Company has not accrued any income tax charge on such dividends since, according to its estimates, dividends which might be collected will not be subject to this tax.

On the basis of financial information furnished by Atco to the Company, as of June 30, 2002 and 2001, Atco presents negative shareholders' equity. Given that the Company is under no obligation to make capital contributions to Atco for the purpose of recovering the latter's negative shareholders' equity, the Company valued its investment in Atco by the equity method with the limit of the committed contributions as of June 30, 2002 and 2001, recording, consequently, its investment in Atco at nil.

Additionally, as of June 30, 2002 and 2001, the Company valued its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such dates. See Note 5.1.c).

d) Intangible assets and deferred charges

This account principally includes the following items:

- The difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 240 months. The goodwill is restated into constant pesos as of the end of each period, as explained in Note 2.3. See Note 2.6.c).

- The issuance costs of Negotiable obligations, which are being amortized over the remaining life of the related financial payables. The issuance costs of Negotiable obligations are restated into constant pesos as of the end of each period, as explained in Note 2.3. See Note 7.

e) Income tax and tax on minimum presumed income

The Company calculates the Income Tax charge by applying the tax rate of 35% to the taxable income for the fiscal year, without considering the effect of temporary differences between book and taxable income. Additionally, the Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain estimated production assets as of the end of each period. This tax is supplementary to Income Tax. The Company's tax liability shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

During the six-month period ended June 30, 2002, the Company has estimated to have a tax loss carryforward and has determined a 0.1 million charge in tax on minimum presumed income, which was included in the statement of income for the six-month period ended June 30, 2002 in the line "Tax on minimum presumed income, unrecoverable value added tax and other taxes". Likewise, the Company's management has estimated, considering available information as of June 30, 2002, that the accumulated balance of Tax on minimum presumed income as of December 31, 2001, which amounts to 7.4 million (historical value) is not recoverable, and was included in the statement of income for the six-month period ended June 30, 2002 in the line "Tax on minimum presumed income, unrecoverable value added tax and other taxes". During the six-month period ended June 30, 2001, the Company had determined a 0.2 million (in constant pesos as of June 30, 2002) charge in tax on minimum presumed income disclosed under "Other receivables – Noncurrent tax credits" since the Company had expected to recover such amount, according to available information as of such date, being the accumulated balance as of June 30, 2001, of 7.3 million (at historical values).

According to the filed tax returns as of December 31, 2001, the Company has an accumulated income tax loss carryforward of approximately 220.1 million (historical value), which could be deducted from eventual future taxable income as follows:

Available until	**Tax loss carryforward (in millions of pesos)**
2004	53.9
2005	166.2
	220.1 (1)

(1) Includes specific income tax loss carryforwards from dispositions of shares and derivative contracts and general income tax loss carryforward.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

f) Shareholders' equity accounts

- Capital stock: disclosed at nominal value. See Note 6.1. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.3., is included in "Comprehensive adjustment to capital stock".

- Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.3.

- Irrevocable capital contributions for future share subscriptions: they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.3., is included in "Comprehensive adjustment to irrevocable capital contributions".

- Other contributions: corresponds to contributions over which the shareholders are entitled according to their ownership interests; they are restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.3.

- Legal reserve and Unappropriated earnings: they have been restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.3.

g) Income statement accounts

Income statement accounts for the six-month period ended June 30, 2002, are valued and restated in constant pesos as of the end of the period (see Note 2.3.) as follows:

- Accounts accumulating monetary transactions during the course of the period have been restated by applying to the original amounts, inflation adjustment factors corresponding to the month of accrual of the original transactions.

- Charges for intangible assets and deferred charges amortization are computed based on the restated amounts of such assets.

- "Financial (expense) income and holding (losses) gains, net" are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that originated them.

- "Equity interests in related parties" was calculated according to item c) of this note.

- "Fees for services rendered to related parties, net" are charged to income on an accrual basis, and have been restated in constant pesos. The Company discloses these fees net of direct taxes thereon.

Income statement accounts for the six-month period ended June 30, 2001, were determined based on similar standards and originally valued according to historical values (monetary transactions), or according to the restated amount as of August 31, 1995 of the nonmonetary assets which originated them (intangible assets and deferred charges amortization). Additionally, for comparative purposes with the statement of income for the six-month period ended June 30, 2002, the statement of income for the six-month period ended June 30, 2001, has been restated taking into account the variations in the currency purchasing power between January 1, 2002 (end of the currency stability period) and June 30, 2002.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.3., which provides that the exchange rate differences arisen as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with. Such allocation will be made provided the relation between financing and acquisition, construction or production of the assets qualifying for allocation of such exchange rate differences (fixed assets, intangible assets and equity interests in other companies organized in the country and existing as of January 6, 2002) is direct. Such financing, whether total or partial, relates to the financing granted by the suppliers of goods invoiced in foreign currency or the financing obtained for similar purposes from financial entities. In the cases in which the relation between financing and acquisition or production and construction of qualifying assets is not direct, such exchange rate differences may also be capitalized, under certain conditions, at the cost value of such assets.

As indicated in that resolution, such capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and will be included within the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of June 30, 2002 has been fully absorbed in the value of these items that has been restated into constant pesos, as the inflation coefficients are applied to the book value costs immediately prior to the capitalization provided by this resolution.

2.7. Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the FACPCE approved RT Nos. 16, 17, 18, and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, CPCECABA approved, with certain modifications, such standards by Resolutions Nos. 238, 243, 261 and 262, requiring mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV is analyzing the scope and timing for adopting such standards.

2.8. Change in accounting method

Until the fiscal year ended December 31, 2001, and since the Company's related companies used to report their financial statements as of the end of required filing terms, the Company valued its interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to the Company's financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described in Note 4., the Company has sold its interests in such investees, other than its interest in Cointel, Atco and AC, companies indirectly controlled by Telefónica, S.A. ("TESA"). Therefore and since the Company is able to obtain Cointel's financial statements at the date of issuance of its own financial statements, it has eliminated the effect of the abovementioned three-month lag, and valued its investment in Cointel by the equity method, calculated on the basis of Cointel's financial statements as of the Company's financial statements closing date. The financial statements as of June 30, 2001, have been adjusted retroactively for comparative purposes.

The retroactive effect of this change in accounting method gave rise to a 36.8 million and 28.2 million (in constant pesos as of June 30, 2002) decrease in unappropriated earnings at beginning of the periods ended June 30, 2002 and 2001, respectively.

3. BREAKDOWN OF THE MAIN BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

Below is a breakdown of the main accounts as of the end of each period (foreign currency balances are presented in Note 15.4.) (balances stated in constant pesos as of June 30, 2002):

3.1. Other receivables

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Tax credits	2,657,518	-	2,646,743	16,688,390
Other	-	-	52,579	-
Total	2,657,518	-	2,699,322	16,688,390

3.2. Bank and other financial payables

	2002 Current	2001 Current
Negotiable obligations	28,693,800 (1)	68,705,516
Interest accrued on negotiable obligations	1,064,661	2,393,834
Total	29,758,461	71,099,350

(1) Accrues interest at a rate of 9.75% per annum. See Note 7.

3.3. Other payables

	2002 Current	2001 Current
Other	3,942,697	6
Consent fee	-	7,639,489
Total	3,942,697	7,639,495

3.4. Aging of assets and liabilities as of June 30, 2002:

	Assets	Liabilities	
	Receivables (1)	Loans (2)	Other payables (3)
Matured:			
Up to three months	12,321,895 (5)	-	-
Subtotal	12,321,895	-	-
Without maturity date	-	-	3,942,697
Maturing:			
Up to three months	18,087,604	1,064,661	1,978,492,761 (4)
More than nine and up to twelve months	-	28,693,800	-
Subtotal	18,087,604	29,758,461	1,978,492,761
Total	30,409,499	29,758,461	1,982,435,458

(1) Includes total receivables.
(2) Includes bank and other financial payables.
(3) Includes total liabilities except Bank and other financial payables and Other liabilities.
(4) Includes 1,977 million corresponding to accounts payable to related parties. See Note 11.1.
(5) See Note 16.

3.5. Equity interests in related parties

	(Loss) Income	
	2002	2001
Cointel	(1,483,591,163) (1)	(18,925,517) (2)
Atco	- (3)	(22,181,070) (4)
TyC (5)	-	4,182,584
	(1,483,591,163)	(36,924,003)

(1) Includes 1,402 million related to the devaluation effect mentioned in Note 10. on Cointel and its subsidiaries' net consolidated payables in foreign currency held during the six-month period ended June 30 2002, calculated

considering the Company's ownership interest in such companies, net of those capitalized as described in Note 2.6.c).

(2) Includes a loss of approximately 20.5 million (in constant pesos as of June 30, 2002), corresponding to the Company's ownership interest in Telefónica's spun-off businesses booked by Cointel. See Note 5.1.a).

(3) See Note 2.6.c).

(4) Corresponds to certain adjustments recorded by the Company for approximately 22.1 million (in constant pesos as of June 30, 2002).

(5) As of June 30, 2001, the Company had sold its ownership interest in this company. See Note 5.2.

3.6. Financial (expense) income and holding losses gains, net

	2002	2001
On assets		
Exchange differences	1,769,871	-
Interest income	101,463	35,014,091 (1)
Inflation loss on monetary accounts	(28,601,935)	-
Other	-	32,551
	(26,730,601)	35,046,642
On liabilities		
Exchange differences	(941,594,562)	-
Interest (2)	(87,115,970)	(40,417,255)
Tax on interest paid and on the financial cost of corporate indebtedness	(43,011)	(1,362,710)
Inflation gain on monetary accounts	1,735,857	-
Other	-	(2,504)
	(1,027,017,686)	(41,782,469)
	(1,053,748,287)	(6,735,827)

(1) Includes 34.5 million (in constant pesos as of June 30, 2002) corresponding to related parties. See Note 11.2.

(2) Includes 85.9 million and 26.3 million (in constant pesos as of June 30, 2002) as of June 30, 2002 and 2001, respectively, corresponding to related parties. See Note 11.2.

4. AGREEMENT BETWEEN THE COMPANY'S FORMER PRINCIPAL SHAREHOLDERS AND TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. ("Hicks Muse"), including HMTF – Argentine Media Investments Ltd. ("HMTF"), República Holdings Ltd. ("República Holdings") and International Investments Union Ltd. ("IIU") ("HMTF Affiliates") and International Equity Investments, Inc. ("IEI"), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA ("the Parties") entered into a Stock Exchange Agreement (the "Stock Exchange Agreement", and from now on "the Contract") whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company's capital stock, representing 84.7% of the Company's total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA's wholly owned subsidiary, all of TESA's 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.3., TISA's equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco, (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. ("Cablevisión") and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the "Promissory Note"). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31,

2002 (see Note 6.3.). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 7.) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the financial advisory and services agreement described in Note 11.3.a.

As of the issuance date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company's business, financial conditions or results of operations, related with the transactions described previously in this note.

5. OPERATIONS AND ACTIVITIES OF RELATED PARTIES

5.1. Related parties in which the Company holds interest as of June 30, 2002

a) Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA's subsidiaries. As of June 30, 2002, the Company's interest in Cointel amounts to 50.0%. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica's Class "A" shares (see Note 8.1.a), and about 40.2 million Class "B" shares which represents approximately 2% of Telefónica's outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock 64.8%.

Telefónica has entered into a Management Contract with its operator TESA, whereby the latter has assumed overall responsibility for the management of Telefónica. This contract was extended until April 30, 2003. In addition, at the expiration of the above term, the operator is entitled, at its sole discretion, to an additional five-year extension to April 30, 2008.

Telefónica has a license for an unlimited period of time for rendering public telecommunications services in the southern region of Argentina, which provided for an exclusivity period until November 8, 1997, with the right to a three-year extension.

The National Executive Power issued Decree No. 264/98, which extended the exclusivity period with respect to the supply of basic telephone services until late 1999 and provided for the gradual opening up to competition of the telecommunication business in Argentina, to conclude with the liberalization of the local and domestic and international long distance services on November 8, 2000. Decree No. 264/98 established a period of transition to competition in the telecommunications industry, during which all of Telefónica's rights and obligations related to the exclusivity of the license not otherwise modified, were to remain in effect. Additionally, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollar terms) in rates to be applied to basic telephone service rates during each year of the transition period. Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would slow the trend toward increasing competition. In addition, the Secretary of Communications ("SC") issued Resolution No. 1686/99, which provided that the transition period to competition in telecommunications ended October 10, 1999.

As a consequence of the implementation provided in Decree No. 264/98, in March 1999, Telefónica signed a license agreement for an unlimited period of time, to provide local and domestic and international long-distance telephone and international telex services in the northern region of Argentina. Telefónica's obligations under the license mainly relate to service quality and coverage in the areas where the service will be rendered.

Additionally, on November 3, 1999, based on the assumption of the nonexistence of effective competition the SC, provided a 5.5% annual rate reduction for basic telephone services for the period beginning November, 1999 and ending November, 2000.

On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market beginning November 9, 2000. Additionally, on September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The abovementioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications services, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/00. The Court has not as yet ruled on these issues.

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no "effective competition", the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups. Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Public Emergency and Currency Exchange System Reform Law, dated on January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the abovementioned law authorizes the National Executive Power to renegotiate the abovementioned contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

In addition, Decree No. 764/00 has reduced the interconnection price for the origin and destination of the calls in the local area to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the traffic within the local area. A six-monthly 3% price cap will be applied to the values indicated above during the first two years after these rules and regulations become effective.

In April 2000 and March 2001, Telefónica, Telecom Argentina Stet-France Telecom S.A. ("Telecom"), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) price cap for the period beginning November 8, 2000 and ending November 7, 2001: the SC established that the rate reduction for the period beginning November 8, 2000 and ending November 7, 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over such period of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the abovementioned rate reductions would be applied to the computation of price caps for the periods beginning November 8, 2000 and ending November 7, 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii) price cap for the period beginning November 8, 2001 and ending November 7, 2002: the SC established that the efficiency factor for the price cap applicable for the period beginning November 8, 2001 and ending November 7, 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the period, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period beginning November 8, 2000 and ending November 7, 2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above; with respect to the 5.6% rate reduction, it should be applied in the following manner:

70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.
iii) price cap for the period beginning November 8, 2002 and ending November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") on October 4, 2001, a precautionary measure requested by the plaintiff was awarded ordering the Federal Government, Telefónica and Telecom that they do not apply the adjustment to the pulse for the US Consumer Price Index until final judgment is rendered in the case. Against the abovementioned legal proceedings, Telefónica filed an appeal to the Supreme Court of Justice rejecting the arguments contained in such judgment and a decision regarding such matter is pending.

In the opinion of Telefónica's management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of June 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000 and 2001, under the abovementioned agreements.

In connection with the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the abovementioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system described above. Based on current rate regulation mechanisms, and considering Telefónica's defense against the above legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

Through Decree N° 293/02, dated February 12, 2002, the National Executive Power entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. In this context, the contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled its duty to submit the information required by the Government.

As of the date of issuance of these financial statements, Telefónica's management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels ("G.P.L."). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs; if future rates evolve at a pace well below G.P.L., it would have a material adverse effect on Telefónica's, Cointel's and the Company's future financial position and results of operations.

As described above, Telefónica will have to renegotiate future rates with the Argentine Government, as a result of the passing of Law N° 25,561. In consequence, although Telefónica and Cointel have maintained the booked value of certain noncurrent assets relating to the telecommunications business on the basis of estimates according to information currently available, there can be no assurance about the level of future telephone service rates and, as a result, the amount of future telecommunications service revenues and net cash flow. Consequently, the recoverability of Cointel's intangible assets, which calculated considering the Company's direct ownership interest in such company amount to 159 million and the recoverability of Telefónica's fixed assets and minimum presumed income tax, which calculated considering the Company's indirect ownership interest in such company amount to 2,649 million, depends on the effect of the outcome of such renegotiation on Telefónica's and Cointel's operations and cash flows.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition, would not materially and adversely affect the business, the financial position or the results of operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica´s Management, the implementation of Telefónica´s business strategies will continue having a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

As of June 30, 2002, Telefónica does not have other balances or operations that represents significant concentration of credit and operations, except for the balances and operations with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of June 30, 2002 and 2001 amounted to 95 million and 158 million, respectively (in constant pesos as of June 30, 2002). The percentage of net revenues derived from services rendered to the Argentine Government for the six-month periods ended June 30, 2002 and 2001, were approximately 3% in both periods. Out of the abovementioned balances as of June 30, 2002 not yet collected as of the issuance date of these financial statements, 81 million were past due as of June 30, 2002. On the basis of Telefónica´s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina's future economic perspectives, Telefónica's management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine Telefónica's allowance for doubtful accounts as of June 30, 2002.

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of June 30, 2002, Cointel's and Telefónica's consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of 1,342 million (equivalent to US$353 million), calculated considering the Company's direct and indirect ownership interest in such companies.

Cointel and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by Telefónica's operations plus, as possible, depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 10., as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable Cointel and Telefónica to, together with internally generated funds, meet Cointel and Telefónica's current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

While the restriction to transfer funds abroad (described in detail in Note 10.) provided by the Central Bank of Argentina ("BCRA") is in force, or should it be extended beyond August 12, 2002, Cointel and Telefónica are unable to ensure that the BCRA will authorize principal and/or interest payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to 3,991 million. In addition, 4,437 million classified as noncurrent in the balance sheet of such companies, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met, as could be the case of the current payables above.

On the other hand, TESA has advised Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for these companies, including the possibility of refinancing or not over long-term its current loans to Cointel and Telefónica and, if necessary, providing additional financing.

Consequently, Cointel and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should no financing alternatives be available for Cointel and Telefónica or should Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheets as of June 30, 2002 of such companies and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although Cointel and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable Cointel and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

As of June 30, 2002, Cointel and Telefónica owed a total amount of 3,733 million (approximately US$982 million) to related parties. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of payables ("events of anticipated maturity") if there are changes in the companies' equity, economic and financial situation that due to their adverse nature may affect the ability to comply with the obligations assumed in such agreements or if there are restrictions that may limit the ability of such companies to repay their debts.

The creditor has advised Cointel and Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debts): (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) the creditor shall not declare that debts have become due and payable for Cointel's failure to meet certain financial ratios.

In addition, during 2001, TESA carried out a global reorganization of its group operations by line of business. As a consequence of such reorganizations, Telefónica, and consequently Cointel, no longer holds any interest in Telefónica Comunicaciones Personales S.A. ("TCP"), Telefónica Data Argentina S.A. ("TDA")(formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA"), Telefónica's previously controlled companies, whose businesses were previously reorganized.

As from February 1, 2001 (effective date of the reorganization), Cointel's equity interest for the Class A and B shares in Telefónica increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

b) Atco

In March 1998, the Company acquired (through Southtel Equity Corporation ("Southtel")) 30.0% of Atco's capital stock. This company's corporate objective is to invest in the media business. The total price of the acquisition amounted to 190.7 million (in constant pesos as of June 30, 2002). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel's successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 226.9 million (in constant pesos as of June 30, 2002), related to the book value of such ownership interest as of September 30, 2000. As of June 30, 2002, the Company's ownership interest in Atco amounted to 26.8% and other TESA's subsidiaries control the remaining 73.2%.

As of the issuance date of these financial statements, Atco owns, directly and indirectly, approximately 100% of the capital stock of: a) Televisión Federal S.A. – TELEFE ("Telefé"), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, b) LS4 Radio Continental S.A., a radio station and c) broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, which will expire in January 2005. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c) AC

In December 1998, Shosa acquired its ownership interest in AC. On December 15, 2000, Shosa reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in AC, which was valued at 7,042 (in constant pesos as of June 30, 2002) related to the book value of such ownership interest as of September 30, 2000. As of June 30, 2002, the Company's ownership interest in AC amounted to 26.8% and other TESA's subsidiaries control the remaining 73.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) ("Prime"). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime's shareholders) sold their ownership interest in Prime for an amount of US$12 million. Consequently, the Company has no longer its indirect ownership interest in the licensed broadcast television companies through AC as from the abovementioned date. Since this is a recent transaction and since the Company is a minority shareholder, the Company could not obtain as of the date of these financial statements, all the documentary support to provide a detailed description of the mentioned transaction. However, and on the basis of financial information furnished by AC, this transaction does not modify the recoverable value of its investment. Consequently, the Company has maintained its investment in AC valued at nil (see Note 2.6.c)).

5.2. Related company sold during 2001 - TyC

In October and December 1997, the Company acquired (through Southtel) 20.0% of TyC's capital stock and votes. The total acquisition price was US$71.5 million. Additionally, in December 1997, TyC's shareholders made a capital contribution of 95.9 million (in constant pesos as of June 30, 2002), proportionally to their ownership interests, to which Southtel contributed 16.0 million (in constant pesos as of June 30, 2002), which was capitalized in September 1999. On December 15, 2000, Shosa (successor company of Southtel) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in TyC, which consist of 10,032,000 ordinary shares of $1 of nominal value and one vote per share and representing 20% of the capital stock and votes of TyC, valued at 133.8 million (in constant pesos as of June 30, 2002) related to the book value of such ownership interest as of September 30, 2000, including the net book value of the related goodwill as of September 30, 2000.

In December 2000, the Company entered into a purchase option agreement with ACH related to the Company's ownership interest in TyC (the "TyC Option"). The selling price of the Company's ownership interest in TyC amounted to US$80.0 million that the Company had collected as of December 31, 2000. Consequently, in May 2001, the Company transferred to ACH its ownership interest in TyC and the rights and obligations under the TyC shareholders' agreement. The excess between the selling price of the Company's ownership interest in TyC and its book value as of the disposition date, calculated according to the financial statements of such company as of March 31, 2001, amounted to 15.0 million (in constant pesos as of June 30, 2002) and was accounted as a capital transaction. See Note 6.2.

TyC's shareholders agreement provided certain restrictions on the transfer of TyC shares by its shareholders. For this reason, the Company served notice to the other parties of the abovementioned agreement to communicate the tender offer it had received from ACH, so that the other parties were able to exercise, at their discretion, the right of first refusal established in TyC shareholders' agreement. In addition, in May 2001, the Company executed a release agreement with the rest of the shareholders of TyC, ACH and other related entities in order to enable and facilitate the transfer to ACH of the Company's ownership interest in TyC, as well as other stock transfers and the assignment of rights and obligations under the TyC shareholders' agreement.

6. CAPITAL STOCK

6.1. As of June 30, 2002 the Company's capital stock, after the voluntary capital stock reduction mentioned in Note 6.3., which has been approved by the CNV's Resolution No. 14,060 and registration in the Public Registry of Commerce, as of the date of these financial statements, is pending, was comprised of:

	Subscribed and paid in (at historical value)
Common shares, face value $1:	
Class "A" shares (five votes per share)	30,427,328
Class "B" shares (one vote per share)	374,302,032
Total	404,729,360

As a consequence of the transactions described in Notes 4. and 6.3., as of June 30, 2002, the principal shareholder of the Company is TISA, which owns 99.96% of the Company's capital stock.

6.2. Within the framework of the Contract mentioned in Note 4., and according to the transactions provided therein and in certain related agreements, in December 2000, the Company entered into an option contract to sell to ACH (one of the Company's shareholders as of such date, acting in such capacity in this transaction) the Company's ownership interest in TyC. In May 2001, the Company transferred to ACH its ownership interest in TyC. See Note 5.2. In view that: a) the disposition of the Company's ownership interest in TyC was part of the Contract, b) the disposition of the Company's ownership interest in TyC was made to one of the Company's shareholders, as of such date, acting in such capacity, and c) the Company's shareholders as of that date agreed to transfer their equity interest in TyC between two companies of the same group, the Company did not book any gain for the difference of 15 million (in constant pesos as of June 30, 2002) between the selling price and the book value of TyC according to the financial statement of such company as of March 31, 2001; this transaction was booked as a capital transaction and included in "Shareholders' equity – Non-capitalized contributions – Other contributions" as of June 30, 2001.

6.3. On January 18, 2001, the Company's General and Special Shareholders' Meeting approved (subject to the authorization of the Buenos Aires Stock Exchange) a voluntary capital stock reduction proposed by the Company's Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class "B" shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 4. The redemption technical accounting value would amount to about US$4.15 per share plus interest accrued on the face value of the Promissory Note, calculated from December 15, 2000, through the day immediately preceding the beginning date of the exercise share redemption period, December 11, 2001 (the "Cutoff Date") divided by the maximum number of shares to be repurchased, in this case, 95,270,640 shares. Additionally, the General and Special Shareholders' Meeting of the Company delegated in the Company's Board of Directors the calculation of the final technical accounting value per share as of the Cutoff Date under a formula approved by such Shareholders' Meeting. The Company's voluntary capital stock reduction was subject to the approval by the Buenos Aires Stock Exchange, as a precedent condition, and therefore, would not be effective until such approval was obtained. On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction, the Company would have to obtain a new consent from the noteholders, which was obtained on November 12, 2001, as described in Note 7.

On the other hand, the Regular and Special Shareholders' Meeting of November 2, 2001, at the adjournment of November 15, 2001, ratified the terms of the capital stock reduction approved on January 18, 2001, with certain amendments.

On December 6, 2001, the Company's Board of Directors decided that the Cutoff Date for establishing the redemption technical accounting value for the Company's shares would be December 11, 2001, and determined the redemption technical accounting value at US$4.486 per share. Furthermore, the Company's Board of Directors determined that on December 21, 2001, the period for participating in the Company's voluntary capital reduction would end. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class B shares ("the Shares").

The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders' equity account by 19.05% and the difference between the book value of 19.05% of the Company's capital stock (calculated on the basis of the Company's shareholders' equity as of September 30, 2001, after deducting irrevocable capital contributions of 2,000,000 (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings.

On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of 95,270,640 (at historical value), being 404,729,360 (at historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. To facilitate the transfer of the Shares to the Company and the Promissory Note to ACH; the Company, BBVA Banco Francés S.A. (acting as withholding and reporting agent) and ACH entered into an agreement on December 27, 2001 whereby (i) the Company delivered the Promissory Note and amendments to BBVA Banco Francés S.A., (ii) BBVA Banco Francés S.A. had to deliver the Shares to the Company in the following business exchange day; and (iii) BBVA Banco Francés S.A. had to transfer to ACH the Promissory Note once the transfer of the Shares to the Company has been recorded on the book entry system of Caja de Valores S.A. On December 31, 2001, the Shares were effectively registered under the Company's name and, consequently, BBVA Banco Francés S.A. delivered the Promissory Note and amendments to ACH.

On January 11, 2002, the Company's Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH. As of the date of issuance of these financial statements the registration of the voluntary capital stock reduction with the Public Registry of Commerce is pending.

On the other hand, the Participating Shareholders had requested the Company's Board of Directors to call a special shareholders' meeting to resolve the withdrawal of the Company shares from the public offering regime and the delisting thereof from the Buenos Aires Stock Exchange. Consequently, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. As of the date of issuance of these financial statements, such pronouncement remains pending.

As of the date of issuance of these financial statements TISA has initiated the related procedure with the CNV in order to make the acquisition statement of the Company's capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued by the CNV in connection with such decree. See Note 11.3.e.

7. ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders' Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders' Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders' Meeting approved the cancellation of the US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 as described in this note, under the US$500 million program, on the following terms:

US$500 million program (1)

Principal amount (in millions)	Principal amount repayment	Interest rate %	Payment of interest	Situation as of June 30, 2002
Series A US$100	February 2002	8.50	February and August of each year	Totally repaid (2)
Series B US$225	February 2007	9.75	February and August of each year	Partially repaid (2)
Series C $175	February 2007	11.25	February and August of each year	Totally repaid (2)

(1) It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders' Meeting held on November 2, 2001, at its adjournment of November 15, 2001.

(2) As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002 described in this note, the balance of the Negotiable Obligations for US$500 million as of June 30, 2002, amounts to US$7.6 million, which corresponds to Series B.

The creation of these Programs and the Public Offerings of Negotiable obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

As a consequence of the transfer of the Company's shares to TESA, as explained in Note 4., that materialized a "Change of Control" as defined in the Negotiable obligations issuance terms and conditions; and as provided in such terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 ("the Repurchase Date"). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 174.7 million and US$290.2 million, and had to pay 176.5 million (at historical value) and US$293.0 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 11.3.d. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Series C, whose face value amounted to 0.3 million.

On July 20, 2001, the CNV advised to the Company that, in order to continue the process of the voluntary capital stock reduction described in Note 6.3., the Company would have to obtain a new consent from the noteholders in view that the structure approved by the Regular and Special Shareholders' Meeting held on January 18, 2001 differs from the one approved by the noteholders in their respective meetings of noteholders. Consequently, on October 9, 2001, the Company's Board of Directors resolved to call a Special Series A and B Noteholders' Meeting to be held on October 30, 2001, which was celebrated in second call on November 12, 2001, to request an authorization to eliminate and/or modify certain commitments assumed in connection with the issuance terms and conditions of such negotiable obligations ("the Authorization"). Additionally, on October 12, 2001, the Company's Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders ("the Purchase Offer"), at a purchase price, in cash, equivalent to 100% of the principal amount ("the Repurchase Price") plus interest accrued and unpaid through the day immediately preceding to the repurchase date ("the Second Repurchase Date"). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and related taxes. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million. The cost derived from the abovementioned repurchase, including legal and technical advisory fees and authorization fees, amounted approximately to US$1 million, which had been accrued as of December 31, 2001.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligations Series A, which amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175.0 million and US$317.4 million. In connection with the above described issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders' Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals. As the Company intends to repay the Negotiable obligations during the next twelve months, it has classified the principal amount of US$7.6 million as Current bank and other financial payables as of June 30, 2002.

On April 8, 2002, the Buenos Aires Stock Exchange notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

8. COMMITMENTS AND CONTINGENCIES

8.1. Regulatory matters

a) Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of June 30, 2002, the Company holds a direct 50.0% interest in Cointel's common stock. Decree No. 62/90 of the National Executive Power, as amended, provides that Regulatory Authorities must approve in advance any transfer of the Company's 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel's common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital with voting rights of Telefónica without first obtaining approval from the regulatory authority.

b) Legal reserve: in accordance with the Business Associations Law ("LSC"), the Company's bylaws and General Resolution No. 368 of the CNV, 5% of the year's net income must be appropriated to a legal reserve until such reserve equals 20% of adjusted capital stock.

c) The Company has requested approval of certain transactions from the Comfer, including the acquisition of an equity interest in Cablevisión, among others. The Company expects that such approval will be obtained in due course.

d) With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 7. and 11.3.d.

8.2. Guarantees granted

In connection with the disposition of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of June 30, 2002, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

8.3. Litigation

As of June 30, 2002, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company's financial condition or the results of its operations and, consequently, should be booked as of June 30, 2002. The Company's related companies are party to various lawsuits in the ordinary course of their business, and have made the allowances in the cases in which, taking into account the legal counsel's opinion, these companies' management evaluated as probable to incur a liability. In the Company's management opinion, and considering the allowances made by such companies, the litigation in which the Company's related parties are currently involved, individually and in the aggregate, would not have any material effect on the Company's financial position or results of operations.

9. NEGATIVE SHAREHOLDERS' EQUITY

As of June 30, 2002, the Company carries accumulated losses amounting to 2,615 million and negative shareholders' equity amounting to 1,586 million. Should this situation remains unchanged, the Company would fall under the conditions for dissolution due to the loss of its capital stock set forth in Section 94 of the LSC. However, Decree No. 1269/02 dated July 16, 2002 suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003 (see Notes 10. and 11.3.). As of the date of issuance of these financial statements, the Company cannot provide any assurance that, should the situation of negative shareholders' equity remain unchanged beyond the abovementioned date, its shareholders would decide to recapitalize it nor that the Company, consequently, would be able to maintain the ordinary development of its operations.

10. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC CONTEXT

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Currency Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$1 (bid price).

Other regulations were issued subsequently, amending some of the above-mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a) as from February 8, 2002, pursuant to Decree No. 260/02, the officially exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled;

(b) the conversion into pesos of all obligations, whatever their cause or origin, to provide sums of money within the financial system stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.4, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient that will be published by the BCRA; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index, depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(c) issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d) de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (b), or the wage adjustment index, depending on the nature of the obligation plus a minimum set interest rate for obligations towards the financial system;

(e) de-dollarization of public service rates which were originally agreed upon in US dollars at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis;

(f) prior authorization by the BCRA will be required until August 12, 2002, for the transfer of funds abroad by companies of the private sector, among others, to satisfy financial loan interest and principal payments and, subject to certain exceptions, the distribution of dividends or profits. Such exceptions refer to (i) payment of the principal of debts contracted with international or multilateral entities and official and officially recognized credit agencies or banks participating in investment projects with international entities; (ii) payment on due date of the principal on debt bonds refinanced for a minimum of 180 days and whenever such refinancing covers at least 80% of the unpaid principal; (iii) payment on due date of the principal on financial loans granted by foreign banks, parent companies or subsidiaries which have previously been refinanced for at least 180 days; (iv) payment on due date of the principal on financial loans granted by foreign banks, parent companies and subsidiaries which have previously been refinanced for at least 180 days covering at least 80% of the unpaid principal amount; and (v) payments of principal in those cases in which at least 50% of the principal due is capitalized or converted into irrevocable contributions to the debtor subsequent to January 1, 2002. Alternatively, in the cases of (ii) and (iv) above, the requirements will be deemed met if a new foreign financing is obtained for a term no shorter than 180 days and for an amount no lower than 80% of the unpaid principal within the related three-month period. The exceptions mentioned in (ii) to (iv) above have been temporarily suspended;

(g) suspension of dismissals without a just cause for a 180-day period, as of January 6, 2002, subsequently extended for a further 180 administration business days from the date of the original expiry and penalization whereby the amount of the termination pay provided for in labor regulations would be double, should employees be dismissed during such term;

(h) suspension for two years of the law on deposits intangibility or until the time the Executive Power considers the financial emergency to be concluded;

(i) declaration of a state of emergency by Law 25,563 to last until December 10, 2003, which, following changes to its regulations by Law 25,589 (in effect since May 16, 2002) implies among other issues the suspension of enforcement procedures in relation to Company assets used in production, trade or the provision of services until August 14, 2002; and

(j) Decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the LSC, until December 10, 2003.

As of August 8, 2002, the exchange rate on the free foreign exchange market system was 3.65 Argentine pesos to each US dollar, selling price. The effect on the consolidated net liability position in foreign currency as of June 30, 2002 of the variation in the rate against that in effect as of the date indicated used to value assets and liabilities in foreign currency (see Note 15.4.) represents a reduction in that liability position equivalent to approximately 79 million pesos.

On the other hand, and as a consequence of the changes implemented from January to June 30, 2002, there was an increase in the Argentine consumer price index of 30.5% and an increase in the Argentine wholesale price index of 95.6% according to the information provided by the INDEC.

As provided in the Public Emergency and Currency Exchange System Reform Law, the loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to 356 million, will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law's effective date.

The effects of the recent governmental announcements, over the Company's shareholders' equity, the Company's investment in Cointel and the related goodwill and the Company's financing plan, are further disclosed in Notes 9., 2.6.c) and 11.3.d., respectively. Additionally, the respective effects over certain Telefónica's noncurrent assets and Cointel's and Telefónica's financing plan are disclosed in Note 5.1.a).

These financial statements include the effects derived from the new economic and exchange policies known as of the date of issuance of these financial statements. All the estimates made by the Company's Management have been made considering such policies. The effects of the additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, will be reported in the financial statements when they become known.

11. OUTSTANDING BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

11.1. Outstanding balances with related companies

As required by the LSC (Article 33 of Law No. 19,550), the outstanding balances with related companies as of June 30, 2002 and 2001 are listed below (in constant pesos as of June 30, 2002):

	2002	2001
Current receivables		
Telefónica S.A. Sucursal Argentina ("TESA Arg.")	27,751,981 (1)	28,011,212
Cointel	-	28,404
ACH (2)	-	810,794,834
Citibank N.A. (2)	-	99,336
	27,751,981	838,933,786

(1) Includes 12.3 million matured as of June 30, 2002 (see Note 16.) and 15.5 million maturing until September 2002. Accruing no interest. See Note 11.3.a.
(2) As of December 31, 2001 ACH and Citibank N.A. are no longer related companies of the Company. See Note 6.3.

	2002	2001
Current payables		
TISA	1,976,854,923 (1)	965,789,675
AMI Cable Holdings Ltd. ("AMICH") (2)	-	2,029,655
	1,976,854,923	967,819,330

(1) With a one-month term maturity, accruing interest at a nominal rate of 10.875% per annum. See Note 11.3.d.
(2) As of December 31, 2001, AMICH is no longer a related company of the Company. See Note 6.3.

11.2. The transactions made with related parties during the six-month periods ended June 30, 2002 and 2001 (in constant pesos as of June 30, 2002), are as follows:

Company	Interest Income (Expense)		Fees for services rendered (received)	
	2002	2001	2002	2001
TESA Arg. (1)	-	-	34,703,426	52,653,015
TISA (2)	(87,605,986)	(26,253,142)	-	-
Telefónica (2)	1,724,437	11,205	(56,361)	-
ACH (3)	-	34,486,626	-	-
	(85,881,549)	8,244,689	34,647,065	52,653,015

(1) Net of turnover tax.
(2) See Note 11.3.d.
(3) As of December 31, 2001, ACH is no longer a related company of the Company. See Note 6.3.

During the six-month periods ended June 30, 2002 and 2001, the Company did not collect any dividends from its affiliates.

11.3. Additionally to the transactions mentioned in Notes 4. and 6., the other related party transactions are the following:

a. On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to provide TESA Arg. with financial advice, assistance in analyzing investment projects and other services related to TESA's duties as Operator under the Telefónica management contract. The amount of the fee payable by TESA Arg. to the Company for such services equals one half of the management fee received by TESA after deducting taxes and expenses. Pursuant to the Telefónica management contract, the annual management fee which is calculated at 9% of Telefónica's net income before deduction of, among other things, depreciation, financial expense, income tax and the management fee itself through April 30, 2003, is then to be reduced to between 1.5% and 5.0%, as agreed by TESA and Telefónica. In addition, at the expiration of the above term, the Operator is entitled at its sole discretion to an additional five-year extension to April 30, 2008, subject to the renegotiation of the management fee within the limits established in the Telefónica management contract and abovementioned. Fees for services rendered under the financial advisory and services agreement with TESA Arg. (net of turnover tax) amounted to 34.7 million and 52.7 million (in constant pesos as of June 30, 2002) for the six-month periods ended June 30, 2002 and 2001, respectively, and are included as "Fees for services rendered to related parties, net" in the statements of income. The related receivables, which amount to 27.8 million and 28 million (in constant pesos as of June 30, 2002) are included as "Receivables from related parties" in the balance sheets as of June 30, 2002 and 2001, respectively.

b. As of June 30, 2001, the net assets with related banks amounted to US$43,538 with Citibank N.A. – New York and 34,985 (in constant pesos as of June 30, 2002) with Citibank N.A. – Buenos Aires. As of December 31, 2001, Citibank N.A. is no longer a related company of the Company. See Note 6.3.

c. Effective the second semester 1996, the Company entered into a lease agreement with an affiliate of República Holdings whereby the Company rents the office, comprising its registered office in Buenos Aires for a term of six years. Additionally, the Company signed an amendment to the abovementioned agreement for which the Company has an option to extend the lease term until July 2005. As of December 15, 2001, República Holdings is no longer a related company of the Company. See Note 6.3.

d. On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum ("the differential") for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million. On January 11, 2002, the Company and TISA entered an amendment to the loan agreement whereby the differential was increased to 7% per annum and which provided for interest capitalization. During the January-June 2002 period, TISA decided the capitalization of accrued interests as of each due date. The funds loaned by TISA and TESA were used to partially repurchase the Company Negotiable obligations, as described in Note 7. and the repayment of the interest accrued and outstanding as of such repurchase dates.

Through a letter dated November 5, 2001, TISA had informed to the Company that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, the Company has classified such loan as "Current liabilities – Accounts payable to related parties" as of June 30, 2002.

According to the abovementioned, as of June 30, 2002, the balance of the principal related to TISA's loan, after the interest capitalization mentioned above, amounted to US$511.5 million (equivalent to $1,943.7 million as of June 30, 2002). In obtaining the abovementioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company's controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company's main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts. Through letter dated on February 25, 2002, TISA, has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, as of such date, an acceleration event has been verified under the agreement regarding restrictions that may limit the Company's ability to make the payments due under the agreement with TISA.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million ("the Dollar loans") and 4.6 million ("the Peso Loans"). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the management fee described in Note 11.3.a. against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million. On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of June 30, 2002, the book value of such loan amount to US$5.9 million (equivalent to $22.6 million as of June 30, 2002), corresponding to principal amount plus accrued interests as of that date.

As of June 30, 2002, current assets in foreign currency are lower than current liabilities in foreign currency in the amount of approximately 2,011 million (equivalent to US$529 million as of June 30, 2002).

Additionally, the Company is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit. See Notes 2.6.c) and 5.1.a).

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short debt mainly with funds generated by operations plus, as possible depending on the evolution of current economic situation and measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 10., as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable to local and foreign creditors.

Although the Company will make its best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

e. On May 28, 2001 the National Executive Power issued Decree No. 677/01 under which TISA may declare its will to acquire all of the Company's capital stock owned by third parties. Likewise, any minority shareholder may demand that the controlling shareholder make a purchase offer to the Company's minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company's capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree. As of the date of issuance of these financial statements TISA has initiated the related procedure with the CNV in order to make the acquisition statement of the Company's capital stock owned by third parties, according to the provisions of Decree No. 677/01.

12. CHANGE IN THE CORPORATE NAME

The Company's General and Special Shareholders' Meeting held on January 18, 2001, approved the corporate name change from CEI Citicorp Holdings Sociedad Anónima to Telefónica Holding de Argentina S.A. The Company had requested approval of the corporate name change from the CNV, which was granted on March 6, 2001, and the CNV sent the file for registration of the corporate name change with the Public Registry of Commerce. On April 18, 2001, the corporate name change was registered with the Public Registry of Commerce.

13. SUPPLEMENTAL CASH FLOW INFORMATION

In the statements of cash flows for the six-month periods ended June 30, 2002 and 2001, cash and cash equivalents are comprised of:

	2002	2001
Cash	298,788	209,781
Short-term investments (original maturity 90 days or less)	-	33,946,573 (1)
Cash and cash equivalents	298,788	34,156,354

(1) See Note 15.2.

14. ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

These financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by the Company that conform with Argentine GAAP do not conform with US GAAP.

15. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

1. Investments in shares, bonds issued in series and holdings in other companies.
2. Other investments.
3. Intangible assets and deferred charges.
4. Foreign currency assets and liabilities.
5. Administrative expenses.

15.1. INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in constant Argentine pesos – see Note 2.3.)

Denomination and features of securities	Class	Face value	Amount	2002 Inflation adjusted cost	2002 Value by equity method	2002 Book value	2001 Book value
NONCURRENT INVESTMENTS (1)							
Investments valued by the equity method:							
Cointel	Common						
	Class "A"	0.1	2,245,384,140	1,622,229,058	-	-	(2) 1,367,970,899
	Class "B"	0.1	407,817,358				
Atco	Common	1	82,824,771	226,958,116	-	-	- (3)
AC	Common	1	3,600	7,042	-	-	-
Total noncurrent investments						-	1,367,970,899

(1) See Notes 2.6.c) and 5.
(2) See Note 2.6.c). The Company's ownership interest in Cointel's negative shareholdes' equity as of June 30, 2002, which amounts to 129.1 million, is disclosed under "Other liabilities".
(3) Includes certain adjustments made by the Company for approximately 22.1 million (in constant pesos as of June 30, 2002).

15.1. INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in constant Argentine pesos - see Note 2.3.) (Cont.)

	Information on the issuer					
		Latest financial statements (2)				
Denomination and features of securities	Main business	Date	Capital stock (5)	Net loss	Shareholders' equity (4)	Total % held in votes
NONCURRENT INVESTMENTS						
Cointel	Investments	06-30-02	531	(3,060)	(221)	50.0% (1)

		Financial statements used for valuation by the equity method				
Denomination and features of securities	Year-end	Closing date	Duration of the period	Auditors' report date	Scope	Auditors' report
NONCURRENT INVESTMENTS						
Cointel	09-30	06-30-02	9 months	08-09-02	Limited review	With findings (3)

(1) Relates to common stock.
(2) Stated in million of Argentine pesos.
(3) Includes emphasis-of-a-matter paragraphs related to the recoverability of the amount booked of certain noncurrent assets as of June 30, 2002, and Cointel's and Telefónica's ability to repay their financial liabilities and continue as a going concern.
(4) Includes 34 million of preferred capital.
(5) Corresponds to face value.

15.2. OTHER INVESTMENTS (stated in constant Argentine pesos - see Note 2.3.)

Main account and features	2002 Book value	2001 Book value
CURRENT INVESTMENTS		
US Dollar deposits	-	33,946,573
	=========	=========

15.3. INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in constant Argentine pesos - see Note 2.3.)

	2002		
	Original value		
Main account	At beginning of year	Decrease	At end of period
Goodwill – Cointel	715,363,095	-	715,363,095
Issuance cost of Negotiable obligations and long-term financing	54,635,332	-	54,635,332
Total 2002	769,998,427	-	769,998,427
Total 2001	855,057,583	(85,059,301)	769,998,282

	2002					2001
	Amortization					
Main account	At beginning of year	Decrease	For the period	At end of period	Net book value	Net book value
Goodwill – Cointel	173,583,641	-	17,372,925	190,956,566	524,406,529	559,152,277
Issuance cost of Negotiable obligations and long-term financing	54,273,506	-	47,371	54,320,877	314,455	1,070,528
Total 2002	227,857,147	-	17,420,296	245,277,443	524,720,984	
Total 2001	204,864,664	(14,253,355)	19,164,168	209,775,477		560,222,805

15.4. FOREIGN CURRENCY ASSETS AND LIABILITIES

	2002			2001	
	Amount in foreign currency (1)	Exchange rate	Book amount (in constant pesos)	Amount in foreign currency (1)	Book amount (in constant pesos)
Current assets					
Cash	13,884	3.7	51,371	45,193	88,406
Short-term investments	-	-	-	17,353,360	33,946,573
Receivables from related parties	-	-	-	428,859,780	838,933,786
Total assets			51,371		872,968,765
Current liabilities					
Accounts payable to related parties	520,224,980	3.8	1,976,854,923	494,745,583	967,819,330
Bank and other financial payables	7,831,174	3.8	29,758,461	36,087,281	70,593,795
Other payables	1,037,552	3.8	3,942,697	3,905,281	7,639,495
Accounts payable and accrued liabilities	117,396	3.8	446,104	500,000	978,098
Total liabilities			2,011,002,185		1,047,030,718

(1) US dollars.

15.5. ADMINISTRATIVE EXPENSES (stated in constant Argentine pesos - see Note 2.3.)

Account	2002	2001
Maintenance and office rental	1,045,646	1,526,662
Fees and payments for professional services	806,509	1,209,847
Other	275,515	213,366
Total	2,127,670	2,949,875

16. SUBSEQUENT EVENTS AS FROM JUNE 30, 2002 TO AUGUST 9, 2002

Receivables from related parties

As of the date of issuance of these financial statements, the Company collected 2.4 million related to the matured balance of the management fee mentioned in Note 11.3.a.

Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Report of Independent Public Accountants
– Amounts stated in constant Argentine pesos, except otherwise stated)

The following discussion should be read in conjunction with the financial statements for the six-month periods ended June 30, 2002 and 2001. The financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from US GAAP. See Note 14. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001. All the figures in pesos have been set forth in constant pesos of June 30, 2002. See Note 2.3. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001.

Multiple Holding Company Structure

Telefónica Holding de Argentina S.A. is a company primarily engaged, through related companies in the telecommunications business ("Telecommunications Business") in Argentina.

As of June 30, 2002, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. ("Cointel") (see Note 5.1.a) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001), which controls the outstanding capital stock of Telefónica de Argentina S.A. ("Telefónica") through its ownership interest in 100% of Telefónica's Class "A" shares (see Note 8.1.a) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001), and 40.2 million Class "B" shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica's outstanding capital stock.

Additionally, the Company holds a 26.8% ownership interest in Atlántida Comunicaciones S.A. ("Atco") (see Note 5.1.b) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. ("AC"). AC is a holding company which as of June 30, 2002, held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) ("Prime"). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime's shareholders) sold its ownership interest in Prime for an amount of US$12 million. Consequently, the Company has no longer its indirect ownership interest in the licensed broadcast television companies through AC as from the abovementioned date. Since this is a recent transaction and since the Company is a minority shareholder, the Company could not obtain as of the date of the accompanying financial statements, all the documentary support to provide a detailed desciption of the mentioned transaction. However, and on the basis of financial information furnished by AC, this transaction does not modify the recoverable value of its investment. Consequently, the Company has maintained its investment in AC valued at nil.

The Company also conducted its media business through its 20.0% interest in Torneos y Competencias S.A. ("TyC"), a provider of sports and entertainment programming in Argentina. In May 2001, the Company transferred to ACH Acquisition Co. ("ACH") an affiliate of the Participating Shareholders, as defined in "Agreement between the Company's Former Principal Shareholders and Telefónica, S.A. ("TESA")", its ownership interest in TyC (see Note 5.2. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001).

As of June 30, 2002, as a result of several transactions described in "Agreement between the Company's Former Principal Shareholders and TESA" and in Note 6.3. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001, Telefónica Internacional, S.A. ("TISA")'s equity interest in the Company, increases to 99.96%.

The income of the Company and its holding companies, accounted for by the equity method, is affected by the items of consolidated income and expenses of the companies owned directly by them. The net income of the Company and such companies is also affected by consolidated income and expense items attributable to their respective activities (e.g., interest income, interest expense, general and administrative expenses, taxes). Consequently, the analysis set forth below includes: (i) a discussion of the results of operations of the Company that takes into consideration the Company's share in the net income of holding companies and operating companies which the Company owns as well as the income and expenses attributable to the Company's operations, (ii) a discussion of the results of operations of Cointel which focuses on Cointel's share of the net income of Telefónica as well as income and expenses attributable to the operations of Cointel and (iii) a discussion of the results of operations of Telefónica.

The management of each related company has prepared the information related to the Company's affiliates Comparison of Results of Operations; therefore, the veracity, accuracy and integrity of such information is the exclusive responsibility of the management concerned.

The amounts in million of Argentine pesos contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

Financial Periods Covered

Until the fiscal year ended December 31, 2001, and since the Company's related companies tend to report their financial statements as of the end of required filing terms, the Company valued its interest in such investments under the equity method of accounting, using the financial statements of such companies with a three-month lag with respect to the Company's financial statements closing date, adjusted for significant events occurred in the three-month lag. As a result of the transactions described in "Agreement between the Company's Former Principal Shareholders and TESA", the Company has sold its interests in such investees, other than its interest in Cointel, Atco and AC, companies indirectly controlled by TESA. Therefore and since the Company is able to obtain Cointel's financial statements at the date of issuance of its own financial statements, it has eliminated the effect of the abovementioned three-month lag, and valued its investment in Cointel by the equity method, calculated on the basis of Cointel's financial statements as of the Company's financial statements closing date. The financial statements as of June 30, 2001, have been adjusted retroactively for comparative purposes. See Note 2.8. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001.

Critical Accounting Policies

Significant accounting policies have been described in the financial statements. Most critical accounting policies adopted in preparing the Company's and certain of its related companies financial statements relate to: i) the application of the going-concern assumption in the valuation and disclosure of the Company, Cointel and Telefónica's assets and liabilities (see Notes 2.6.c), 5.1.a) and 11.3.d. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001); ii) the assumption that Cointel and Telefónica will not default in the payment of their debt, with regard to the classification of Cointel and Telefónica's non-current debt (see Notes 5.1.a) and 11.3.d. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001); iii) the valuation of investment in Cointel and the goodwill stated for such investment, which is based on management's current estimates of future cash flows, iv) the valuation of Cointel's and Telefónica's certain noncurrent assets, which is based on Telefónica's management current estimates of its future cash flows; v) the creation of reserves in Telefónica for contingencies assessed as likely by Telefónica's management, based on its estimates and the opinion of its Argentine legal counsel; and vi) the creation of allowances in Telefónica, amounting to 374 million in respect to 648 million past-due receivables, based on Telefónica's management estimates of possible future collection terms and conditions.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the accompanying financial statements and the reported amounts of revenues and expenses of each period. The ultimate results could differ from those estimates. Future cash flows could differ materially from estimates of the Company's, Cointel's and Telefónica's management depending upon, among other matters, the outcome of the pending Telefónica's rate renegotiation with the Government described in Note 5.1.a) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001.

Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved Technical Resolutions Nos. 16, 17, 18, and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, the Buenos Aires City Professional Council of Economic Sciences ("CPCECABA") approved, with certain modifications, such standards by Resolutions Nos. 238, 243, 261 and 262, requiring mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of the accompanying financial statements, the CNV is analyzing the scope and timing for adopting such standards.

On March 6, 2002, the CPCECABA issued a resolution for the treatment of the Argentine peso devaluation effect, primarily in relation to the capitalization of exchange losses as part of the cost of certain assets (if certain conditions are met) and the restatement of amounts in constant Argentine pesos (see Notes 2.3. and 2.6.g) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001).

On July 16, 2002, the National Executive Power issued Decree No. 1269/02 repealing Decree No. 316/95 which had suspended the application of the restatement method, instructing the CNV among others to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant pesos. Later, the CNV issued General Resolution No. 415, which provides that the financial statements to be filed with such commission should be prepared in constant pesos, using the method required by Technical Resolution No. 6 of the FACPCE. On the basis of the above, the financial statements of the Company as of June 30, 2002 and 2001 have been prepared in constant pesos in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power.

Evolution of the Current Economic Situation in Argentina

The Convertibility Plan

For several decades, Argentina experienced periods of high inflation, slow or negative growth, declining investment rates, significant devaluations of the Argentine currency and impositions of exchange controls. During the 1980s, the limited availability of foreign exchange required the Argentine Government and all Argentine public sector entities to restructure portions of their foreign currency-denominated indebtedness to commercial banks. The rate of inflation reached 4,923.6% in 1989, as measured by the Argentine consumer price index, and Gross Domestic Product contracted that year by 6.2%. Argentina's historically high inflation rates resulted mainly from the Argentine Government's inability to control fiscal policy and the money supply. In March 1991, after the implementation of various plans designed to reduce inflationary pressures, which were only partially or temporarily successful, the Argentine Government introduced a tax reform and expenditure reduction program aimed at reducing inflation and restructuring the economy and adopted the Convertibility Law, which became effective April 1, 1991 and pegged by law the Argentine peso at parity with the U.S. dollar (such fiscal measures and the Convertibility Law being collectively referred to as the "Convertibility Plan"). Following the adoption of the Convertibility Plan, the annual rate of inflation measured by the Consumer Price Index declined from 84.0% in 1991 to 3.9% in 1994 and Real Gross Domestic Product rose an average of 8% annually between 1991 and 1994.

The Convertibility Plan became the cornerstone of Argentine economic policy for the ensuing decade. Its success depended on Argentina's ability to attract capital inflows in the form of foreign direct investment, the repatriation by local investors of foreign, mostly U.S. dollar denominated savings, the availability of external means of financing, and the preservation of U.S. dollar reserves generally. These elements, in turn, depended on the sound management of external liabilities and the implementation of fiscal, regulatory, labor, judicial, legal, political and other structural reforms aimed at creating credible and sustainable efficiencies in both the private and public sectors.

In addition, the Convertibility Plan depended on external factors beyond the control of Argentine policy makers, such as the international prices of traditional Argentine export commodities, interest rates in the global capital markets, the impact of crises in other emerging markets and trade conditions with neighboring countries and other significant partners. Furthermore, the Convertibility Plan relied on confidence in the strength of the local financial sector and the ability of banking regulators to preserve a liquid monetary base.

Since it was adopted, the Convertibility Plan endured a series of both internally and externally generated challenges, which progressively debilitated confidence in its long-term viability among the international financial community as well as the local business community and leading political forces. These challenges included the devaluation of the Mexican peso in December 1994 and resulting liquidity crisis in the Argentine banking sector, contagion throughout the emerging market economies resulting from the Asian crisis in late 1997, Russia's default on part of its sovereign debt and the devaluation of the ruble in 1998, the devaluation of the Brazilian real in 1999, adversely affecting the demand for Argentine exports to Brazil, and Ecuador's default on its foreign indebtedness in 2000. These incidents significantly increased the cost of capital to the Argentine private and public sectors, widening spreads on Government securities. They led to growing capital outflows and diminished international reserves. They also exacerbated the recession and the mounting unemployment and deflation that had taken root in the Argentine economy beginning in late 1998. During 1998, the Merval index of the Buenos Aires Stock Exchange declined by 38.2%. Gross Domestic Product, which had increased by 8.1% in 1997, grew by 3.9% in 1998.

Confronted with such developments, Argentina grew increasingly dependent on aid from multilateral credit agencies, principally the International Monetary Fund ("IMF"), which periodically organized substantial rescue packages, including a US$2.8 billion three-year extended fund facility in 1998. Such aid involved the imposition of targets and conditions for disbursements, such as modifications in the tax revenue sharing system between the provinces and the Federal Government, curbs on government spending and reforms in the labor market, budgetary procedures and the tax, health, pension and judicial systems. Macroeconomic factors and costly, dilatory and debilitating political compromises, repeatedly combined to hinder compliance with such targets and conditions.

During 2000, domestic consumption was weak and private investment decreased sharply due to worsening global financial conditions for emerging markets generally and uncertainty over the ability of the De la Rúa administration to address the structural economic changes needed to improve Argentina's competitiveness and to reduce its fiscal deficit. By the fourth quarter of that year, the lack of signs of economic recovery, aggravated by the perception of increasing political risk, led the Argentine Government to negotiate with the IMF, the World Bank, the Inter-American Development Bank and the governments of Spain, Italy and France a financial support package totaling US$39.7 billion to ease government financing in 2001 and subsequent years.

In the first quarter of 2001, President De la Rúa appointed Domingo Cavallo, who had designed the Convertibility Plan in 1991 and since then had founded a minority opposition party, as Minister of Economy with far-reaching extraordinary powers granted by Congress. Minister Cavallo sent to Congress an amendment to the Convertibility Law which added the euro to the U.S. dollar in a basket to set the peso's value once the euro would reach parity with the U.S. dollar. This measure was intended to improve the competitiveness of Argentine exports over time. On June 21, 2001, Congress approved the Government's proposal.

The consensus among the international financial community, however, was that this measure did not address the core, immediate issue of Government spending and fiscal imbalance, and sovereign spreads widened further.

On June 4, 2001, the Argentine government was able to reduce its debt service requirements through 2005 by US$16 billion through a US$29.5 billion global exchange of its debt in the capital markets, retiring obligations with significant near-term servicing requirements and extending the maturity profile of its overall indebtedness. Despite the resulting fiscal benefits, popular discontent with the deepening recession led to criticism of the Government's focus on external creditors among certain political elements, including President De la Rua's own party. Private sector confidence in the ability of President De la Rua to garner sufficient political support to deliver on his proposed reforms deteriorated rapidly in the following weeks. During July 2001, total bank deposits decreased by US$6 billion and the Merval index of the Buenos Aires Stock Exchange fell 20%.

On July 30, 2001, the Argentine Congress enacted the "zero-deficit" law, to secure reductions in government expenditures and to achieve a balanced budget in the near term, and announced its intention of embarking on deep structural reforms of the political system, including the size of Congress and aspects of the electoral process. Furthermore, in early August 2001, the government and the IMF began negotiating an extension of the financial support package agreed to in December 2000 to boost investor confidence. These negotiations proved successful and, on September 10, 2001, the IMF disbursed a financial support package of US$5 billion to Argentina (US$4 billion to reinforce Central Bank international reserves and US$1 billion to finance Treasury requirements). Also, from September to November, 2001, the local financial system received US$1.2 billion from existing lines of credit to increase bank liquidity and to counter a continuing deterioration in investor confidence.

However, negative political and pre-election circumstances resulted in the increased uncertainty over the stability of the peso and the continuity of the Argentine government's zero-deficit policy, an increase in sovereign risk, a fall in international reserves, a continuing fiscal imbalance, and a decrease in total deposits in the financial system. Over the course of the final months of 2001, various Provincial Governments issued quasi-currency debt instruments to cover their own fiscal deficiencies. These instruments have been since then widely accepted as legal tender by parties whose businesses have been most affected by the growing shortage of liquidity resulting from a contracting monetary base. Despite the agreement signed with the IMF in August 2001, Argentina weakened as a credit and spreads of Argentine sovereign bonds widened.

On December 3, 2001, following a week of massive cash withdrawals of U.S. dollar deposits from the banking system and fearing a widespread bank run, the Government froze bank deposits, restricting cash withdrawals to $250 per account per week and providing for the disposal of all other funds only by means of checks, wire transfers and credit and debit card payments.

On December 5, 2001, alleging the failure by the Argentine Government to implement effective economic policies, the IMF announced a suspension of disbursements under its credit programs to Argentina. As widespread social unrest mounted, Minister Cavallo resigned on December 20, 2001, as did President De la Rúa on the following day.

Over 2001, the sovereign risk of Argentina, measured under emerging markets indexes as a spread over risk free benchmarks, had increased by 4,406 basis points to 5,172 as of December 28; liquid reserves at the Central Bank of Argentina ("BCRA") decreased by US$10.6 billion, without including external tranches of financial aid and contingent loans; and total deposits within the banking system decreased by US$19 billion.

Default, Devaluation and the Abandonment of the Convertibility Plan

On December 31, 2001, after the failure of an interim government to gather sufficient support, Congress appointed Eduardo Duhalde, former governor of Buenos Aires Province and the Peronist Party candidate who had lost to President De la Rúa in 1999, as the new President of Argentina. While the legal support for the process leading to his election has been challenged in the courts as has the proposed duration of his term.

The interim government preceding President Duhalde announced the default on Argentina's foreign debt on late December 2001. President Duhalde confirmed this announcement and sent a bill to the Argentine Congress to declare a national economic emergency and repeal the Convertibility Law. On January 6, 2002, the Argentine Congress approved the Economic Emergency Law, introduced dramatic changes to the country's economic model and amended the Convertibility Law. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the Argentine peso.

Decree No. 71/2002 of the National Executive Power devaluated the Argentine peso and established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the BCRA. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended as from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$1 (bid price).

On February 4, 2002, Decree No. 214/2002 was published in the Official Bulletin and with it significant progress has been made in the de-dollarization of the Argentine economy, despite the structuring required to adjust business benefits and costs in relation to a hard currency, the consequences of which usually impact consumer prices, thus increasing domestic inflation. The highlight of the Decree include:

(i) All loans in foreign currency (whether granted by banks or not) borrowed within the domestic banking system, regardless of the amount of such loans, will be switched into Argentine pesos at the $ 1 = US$ 1 rate, while deposits in foreign currency will be returned at the US$ 1 = $1.40 rate.

(ii) Additionally, the presidential decree abrogated the multiple exchange system mentioned above (official exchange rate and free exchange rate) and replaced it with a free floating system that does not include the explicit intervention or a flotation goal by the BCRA (application of flotation band, scheduled devaluation). However, the decree authorizes the BCRA to intervene in the exchange market if the BCRA deems it necessary to defend the value of the local currency. It was announced that the BCRA would have a monetary issuance goal.

(iii) The presidential decree also suspended any lawsuits, precautionary measures or execution arising from or against the receivables, debts, obligations, deposits or financial rescheduling affected by the provisions mentioned above. This measure was adopted as a response to a recent judgment by the Argentine Supreme Court that established the unconstitutionality of Decree No. 1,570/01 which established the cash withdrawal restrictions described in Note 10. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001.

In the months following implementation of a freely floating Argentine peso policy, the country continued to deteriorate further institutionally, politically, financially, and socially. The absence of legal protections and of a sustainable economic and fiscal plan, coupled by sweeping distrust in local financial institutions, has not helped to create a suitable climate for the recovery of the relevant financial indicators; quite to the contrary, the Argentine peso has lost purchasing power as a hard currency and to buy staple commodity. Inflation continued to increase though in a contained manner because public services rates have been frozen and due to the severe economic recession (accumulated CPI through June: 30.5% - accumulated WPI through June: 95.6%), one of the main risks of price escalation is inflation in terms of consumption by the medium- and low-income population (primarily food and beverage, prescription drugs, and clothing).

The sharp contraction of credit available to the private sector and the strangling of the financial intermediation between savings and investments help but to smother the economic activity (primarily affecting individuals and small and medium-sized enterprises (SME), but also large enterprises, many of which are currently in default). This severe economic deterioration adversely affects employment opportunities, causing existing jobs to be eliminated and rising the unemployment and underemployment rate which, according to private estimates, would approximate 25.0% of the working population in the next assessment of May by the INDEC (Argentine Statistics and Census Institute). The shed of value of salaries in real terms and, in some cases, also in nominal terms exacerbate the deterioration of the effective demand and create multiple social conflicts very difficult to resolve in the short term, although slightly mitigated by the implementation of the "Household Head Plan" by the Federal Government consisting in the delivery of a monthly subsidy in cash with the prior authorization by the competent governmental authority.

Negotiations with multilateral credit agencies (especially with the IMF) have practically stagnated due to the widespread uncertainty and the lack of political and economic definition of President Duhalde's administration. The external financial assistance required has not been agreed upon yet and, it is highly probable that a potential financial assistance agreement would only cover current maturity payments to international agencies and no new funding is expected to finance existing imbalances. Such insignificant progress made in the negotiations to obtain external aid, along with hobbled projects submitted to Congress to stop legal proceedings seeking enforcement of constitutional protections to withdraw frozen deposits with local financial institutions and thus forestall the leakage of funds from the local financial system, and the regulation of a Second External Bond (BONEX II) Plan to provide some solution to the deposits whose withdrawal was rescheduled by the then incumbent Economy Minister Mr. Remes Lenicov, finally caused his resignation on April 23, 2002 amid a new episode of institutional crisis with strong rumors of an outgoing President with an impending announcement of anticipated presidential general elections.

Immediately after this event, the summit meeting held by President Duhalde, provincial governors, Congressmen from the Peronist (PJ), Radical (UCR) and Frepaso political parties, and trade union leaders ended with the endorsement of a general pact including 14 highlights to integrate Argentina with the world; reach all necessary agreements between the Federal and Provincial governments to finally seek a balance in government accounts (on which partial progress has been made); implement the changes required by multilateral credit agencies in relation to the Bankruptcy Law Reform (already sanctioned) and abrogation of the Economic Subversion Law (already sanctioned); solve the existing problems in the local financial system to regain confidence and allow for its normal operation (pending); and create the conditions to foster consumption, investment, employment, and economic activity (pending). After several days of indefiniteness, the Economy Ministry finally appointed to replace the outgoing Mr. Remes Lenicov was Mr. Roberto Lavagna who took office last April 27 and will be required to follow an economic policy in line with the above pact.

In this regard, Congress has lately enacted the "anti-leakage" law to ban the withdrawal of money from banks as a result of constitutional protection-enforcement proceedings until a final and conclusive decision is rendered by the Supreme Court of Justice. In the two months following its introduction, it can be seen that this law has sharply reduced the leakage of deposits because of court rulings, but has not been able to halt it entirely, so it continues to impact on monetary dynamics. In addition, various alternatives were analyzed to avoid a suspension of payments to multilateral credit agencies (either by using liquid BCRA reserves or making use of special clauses in the SRF agreement with the IMF) and to enable a renewal of the interrupted discussions with international authorities, making firm progress with the parliamentary agreements in relation to the laws mentioned in the previous paragraph, studying a new Bond Plan with stronger guarantees and greater financial attractiveness (subsequently introduced as the Plan BODEN – Optional National Government Bonds) and draw up a coordinated monetary policy with the BCRA authorities (instrumented in the form of the July-December Monetary Program) to be able to hold down the price of the US dollar and avoid greater price rises that would exacerbate social conflict.

On the political scene, President Duhalde announced the bringing forward of presidential elections from September 2003 to March 2003 in response to a resurgence of the political crisis affecting his government. It was announced that open primaries are to be held simultaneously by all political parties on November 24 and that the first round of the general election will be held on March 30, with a second round if needed on April 29. Power is to be handed over to the new administration on May 25.

Prospects for the rest of the current year show a strong negative impact on domestic economic activity and continued deterioration in financial indicators as a result of the Argentine peso devaluation against the dollar (with a direct impact on the financial situation of official entities, banks, corporations and families) and a quasi-generalized suspension of payments by Argentina. The considerable uncertainty caused by the abandoning of Convertibility, the lack of substantive political definitions, the infringement of property rights and delays in announcements regarding external financial assistance from multilateral credit agencies and the G7 countries do not generate an appropriate climate for consumption and investment, which could extend and deepen the recession until well into 2003.

In such extremely adverse institutional, political, economic, financial, and social context, and given the dollarized culture of the Argentine population, the application of a freely floating foreign exchange system will reflect its sustainability or unsustainability and acceptance or nonacceptance on the foreign currency price and general price index. If the present initiative fails, the foreign exchange rate and domestic prices are likely to spiral, thus generating high inflation compounded by activity stagnation, with the potential of the creation of a new fixed currency board of the Argentine peso with respect to the US dollar or the full dollarization of the Argentine economy.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine Gross Domestic Product for the periods shown. Numbers in parentheses are negative.

	June 30,	
	2002	2001
Wholesale price index (% change) (1)	95.6	(1.1)

(1) Price index figures are for the six-month periods ended June 30, 2002 and 2001.

	June 30,	
	2002 (3)	2001 (2)
Gross domestic product (annual % change)	(12.4)	(1.3)

(2) Official data.
(3) Projection estimated by the Company

Agreement between the Company's Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. ("Hicks Muse"), including HMTF – Argentine Media Investments Ltd. ("HMTF"), República Holdings Ltd. ("República Holdings") and International Investments Union Ltd. ("IIU") ("HMTF Affiliates") and International Equity Investments, Inc. ("IEI"), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA ("the Parties") entered into a Stock Exchange Agreement (the "Stock Exchange Agreement", and from now on "the Contract") whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company's capital stock, representing 84.7% of the Company's total votes in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA's wholly owned subsidiary, all of TESA's 80.9% equity interest in the Company. Additionally, as a result of several transactions described in Note 6.3. to the Company's financial statements as of June 30, 2002 and 2001, TISA's equity interest in the Company, increased from 80.9% to 99.96%.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. ("Shosa"), previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco, (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in TyC, including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. ("Cablevisión") and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was paid through a promissory note issued by ACH, maturing on August 31, 2001, or before, if certain conditions contemplated in the loan agreement occurred (the "Promissory Note"). In August and December, 2001, the Company and ACH amended a section of the Promissory Note, extending the maturity date until January 31, 2002 (see Note 6.3. to the Company's financial statements as of June 30, 2002 and 2001). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 7. to the Company's financial statements as of June 30, 2002 and 2001) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the financial advisory agreement described in Note 11.3.a. to the Company's financial statements as of June 30, 2002 and 2001.

As of the issuance date of the accompanying financial statements, the Company is not aware of any fact that could have an adverse effect on the Company's business, financial conditions or results of operations, related with the transactions described previously in this note.

Comparison of the Company's Results of Operations for the six-month periods ended June 30, 2002 and 2001

(Figures stated in constant millions of pesos)

All references made below to 2002 and 2001 are to the six-month periods ended June 30, 2002 and 2001, respectively.

	2002	2001
Equity interests in related parties	(1,484)	(37)
Fees for services rendered to related parties, net	35	53
Administrative expenses	(2)	(3)
Amortization of intangible assets and deferred charges	(17)	(19)
Financial (expense) income and holding (losses) gains, net	(1,054)	(7)
Tax on minimum presumed income, unrecoverable value added tax and other taxes	(8)	(1)
Net loss for the period	(2,530)	(14)

Equity Interests in Related Parties

For the reasons explained in "Financial Periods Covered", the Company's ownership interests in related parties for the six-month periods ended June 30, 2002 and 2001 reflects the Company's equity in the net income (loss) of: (i) Cointel for the six-month periods ended June 30, 2002 and 2001 (which in turn reflects Cointel's equity in Telefónica's net income for the six-month periods ended June 30, 2002 and 2001) and (ii) TyC for the six-month period ended March 31, 2001. The Company's equity in losses of ownership interests in related parties increased to a loss of 1,484 million in 2002 from a loss of 37 million in 2001. These results primarily reflect: (i) loss of 1,484 million and 19 million in 2002 and 2001, respectively, attributable to the Telecommunications Business and (ii) loss of 18 million in 2001, attributable to the media, programming and content distribution business (see Notes 2.6.c) and 5.2. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001).

The variation in the Company's equity in losses of ownership interests in related parties attributable to the Telecommunications Business to a loss of 1,484 million in 2002 from 19 million in 2001 was due principally to the changes in Cointel and Telefónica's results for such periods. See Telecommunications Business and Evolution of the Current Economic Situation in Argentina.

The Company's losses of 18 million in 2001 attributable to the media, programming and content distribution business relate to: (i) TyC (gain of 4 million) and (ii) Atco (loss of 22 million).

Fees for Services Rendered to Related Parties, net

The Company renders financial advisory and other services to some of its related companies and related companies. Fees for services rendered decrease in real terms by 18 million in 2002 as compared to 2001. The only significant fee that the Company currently receives for financial advisory and other services is from Telefónica S.A. Sucursal Argentina ("TESA Arg.").

Administrative Expenses

Administrative expenses include: (i) legal and auditors' fees, (ii) tax on bank checking account transactions and (iii) miscellaneous administrative expenses. Administrative expenses did not reflect significant variations in 2002 and 2001.

Amortization of Intangible Assets and Deferred Charges

Amortization of intangible assets and deferred charges decreased to 17 million in 2002 from 19 million in 2001. The decrease in amortization was mainly due to the retirement of the goodwill related to the investment in TyC (see Note 5.2. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001) and deferred charges retirement related to the transactions mentioned in Note 7. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001, as a consequence of the Negotiable obligations repurchases mentioned in such note.

Financial (Expense) Income and Holding (Losses) Gains, net

The Company's financial (expense) income and holding (losses) gains, net, amounted to losses of 1,054 million in 2002 and 7 million in 2001.

The variation in 2002 as compared to 2001 was principally due to: (i) an increase of 985 million in financial losses generated by liabilities (including related taxes) to 1,027 million in 2002 from 42 million in 2001 principally due to: (a) a negative exchange difference of 942 million in 2002, net of the result from the exposure to inflation, due to the effect of the Argentine peso devaluation described in "Evolution of the Current Economic Situation in Argentina", (b) an increase in interest generated by liabilities (including related taxes) to 87 million in 2002 from 40 million in 2001, as a consequence of the interest rates increase and the Argentine peso devaluation since the

Company has almost all of its financial indebtedness in US dollars, partially offset by (c) a gain from the exposure to inflation of monetary liabilities of 2 million in 2002 and (ii) a decrease of 62 million in financial and holding losses generated by assets due mainly to (a) a decrease of 35 million in interest generated by assets due to the transfer of Promissory Note issued by ACH for the disposition of Shosa (see "Agreement between the Company's Former Principal Shareholders and TESA"), (b) a loss from the exposure to inflation of monetary assets of 29 million in 2002, partially offset by (c) an exchange difference gain of 2 million in 2002 due to the effect of the Argentine peso devaluation described in "Evolution of the Current Economic Situation in Argentina".

Tax on minimum presumed income, unrecoverable value added tax and other taxes

The change between 2002 and 2001 is mainly due to the tax on minimum presumed income charge of 7.5 million, which includes 7.4 million, which had been charged to other receivables, in prior years, since the Company had expected to recover such amount. See Note 2.6.e) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001.

Net loss for the period

As a result of the factors discussed above, the Company's net loss amounted to 2,530 million in 2002 and 14 million in 2001.

Telecommunications Business

Comparison of Cointel's Unconsolidated Results of Operations for the six-month periods ended June 30, 2002 and 2001
(Figures stated in constant million of pesos)

As of June 30, 2002, the Company's ownership interest in Cointel amounts to 50.0%.

All references made below to 2002 and 2001 are to the six-month periods ended June 30, 2002 and 2001, respectively.

The discussion relating to Cointel is based on Cointel's unconsolidated financial information for 2002 and 2001. The Company believes that such financial information rather than Cointel's consolidated financial statements, highlights more effectively the effect on Cointel's activities other than its holding of Telefónica stock.

	2002	2001
(Loss) Income on equity investment in Telefónica	(2,525)	146
Amortization of intangible assets	(11)	(9)
Administrative expenses	(2)	(2)
Financial gains and losses	(449)	(165)
Net loss for the period from continuing operations	(2,987)	(30)
Net loss of Telefónica's spun-off businesses	-	(6)
Net loss for the period	(2,987)	(36)
Operating cash flow	(2)	153

(Loss) Income on Equity Investment in Telefónica

Income on equity investment in Telefónica decreased to a loss of 2,525 million in 2002 from a gain of 146 million in 2001. This decrease was due to the variation in Telefónica's net income in such periods (see "Comparison of Telefónica's Consolidated Results of Operations for the six-month periods ended June 30, 2002 and 2001").

Financial Gains and Losses

Financial Gains and Losses, amounted to losses of 449 million in 2002 and 165 million in 2001. The variation was principally due to (i) the effect of the Argentine peso devaluation on the net liability position in foreign currency of Cointel which amounted to a loss of 561 million, net of the result from the exposure to inflation, (ii) a decrease in interest generated by liabilities (including related taxes) to a gain of 109 million in 2002 from a loss of 53 million in 2001, as a consequence of a) interest in real terms generated by the peso-denominated negotiable obligations which amounted to a gain of 162 million in 2002 and a loss of 18 million in 2001, offset by b) an increase in 18 million interest from dollar-denominated debts due to the Argentine peso devaluation, (iii) the effect in 2001 of cash dividends gained of 5 million, (iv) the effect in 2001 of interest earned of 1 million offset by (v) a loss of 15 million in 2001 related to the early settlement charge of certain transactions with Telefónica Class B shares executed by

Cointel and (vi) holding losses of 103 million in 2001 related to the variation in the market price of Telefónica's Class "B" shares held by Cointel.

Income Tax and Tax on Minimum Presumed Income

Under Argentine law, Cointel's income on its equity investment in Telefónica is non-taxable. Also, most of Cointel's expenses are tax-deductible. Consequently, Cointel estimates that there will be no tax payable and therefore, no income tax charge was accrued in 2002 and 2001. In addition, no charge was booked for tax on minimum presumed income in 2002 and 2001.

Net loss of Telefónica spun-off businesses

Includes losses of Telefónica's spun-off businesses in the reorganization process for January, 2001. See Note 5.1.a) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001.

Net Loss for the period

As a result of the factors described above, Cointel's net loss amounted to 2,987 million in 2002 and 36 million in 2001.

Comparison of Telefónica's Consolidated Results of Operations for the six-month periods ended June 30, 2002 and 2001
(Figures stated in constant million of pesos)

As of June 30, 2002, the Company holds an ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica's Class "A" shares and 40.2 million Class "B" shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica's outstanding capital stock.

All references made below to 2002 and 2001 are to the six-month periods ended June 30, 2002 and 2001, respectively.

	2002	2001
Net revenues	1,634	2,640
Cost of services provided	(1,078)	(1,338)
Administrative expenses	(193)	(295)
Selling expenses	(256)	(444)
Income on equity investments	2	-
Other expenses, net	(46)	(94)
Financial Gains and Losses	(3,957)	(120)
Unusual items	-	(8)
Income tax	-	(96)
Net (loss) income for the period from continuing operations	(3,894)	245
Net loss of spun-off businesses	-	(12)
Net (loss) income for the period	(3,894)	233
EBITDA (1)	733	1,180
Lines installed (in thousands)	4,887	4,827
Lines in service (in thousands)	4,447	4,450
Lines in service per 100 inhabitants	24,4	26,0
Lines in service per employee	474	459

(1) EBITDA is defined as operating income plus depreciation and amortization. EBITDA corresponds to the continuing businesses. See Note 5.1.a) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001.

Telecommunications market deregulation

Telefónica has a license for an unlimited period of time for rendering public telecommunications services in the southern region of Argentina, which provided for an exclusivity period until November 8, 1997, with the right to an extension for a further three years.

The National Executive Power issued Decree No. 264/98, which extended the exclusivity period with respect to the supply of basic telephone services until late 1999 and provided for the gradual opening up to competition of the telecommunication business in Argentina, to conclude with the liberalization of the local and domestic and international long distance services on November 8, 2000. Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, Telefónica believes that it is unlikely that the outcome of those proceedings would slow the trend toward increasing competition.

On June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market beginning November 9, 2000. Additionally, on September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of the Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The abovementioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications services, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/00. The Court has not as yet ruled on these issues.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition, would not materially and adversely affect the business, the financial position or the results of operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica´s management, the implementation of Telefónica´s business strategies will continue having a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

Tariff Regulation

Decree No. 264/98 provides a 4% reduction (in constant dollar terms) in rates to be applied to basic telephone service rates during each year of the transition period, which finished on October 10, 1999. During the seven years subsequent to the transfer date (November 8, 1990), Telefónica had applied similar 2% tariff reductions, principally through reduction in domestic long distance service charges. During the transition period 90% of such reduction had to be applied to domestic long distance services. Also, during such period, Telecomunicaciones Internacionales de Argentina Telintar S.A. ("Telintar") (subsequently Telefónica as it successor) had to reduce its international annual rates by 4% during the transition period. On November 3, 1999, the Secretary of Communications ("the SC") issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date provided 5.5% annual reductions in basic telephone service rates for the period November 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting date of the domestic and international long-distance reduced rate was brought forward.

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no "effective competition", the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the abovementioned Law authorizes the National Executive Power to renegotiate the abovementioned contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

In April 2000 and March 2001, Telefónica, Telecom Argentina Stet-France Telecom S.A. ("Telecom"), and the SC executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) price cap for the period beginning November 8, 2000 and ending November 7, 2001: the SC established that the rate reduction for the period beginning November 8, 2000 and ending November 7, 2001 would amount to

6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over such period of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the abovementioned rate reductions would be applied to the computation of price caps for the periods beginning November 8, 2000 and ending November 7, 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii) price cap for the period beginning November 8, 2001 and ending November 7, 2002: the SC established that the efficiency factor for the price cap applicable for the period beginning November 8, 2001 and ending November 7, 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the period, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period beginning November 8, 2000 and ending November 7, 2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above; with respect to the 5.6% rate reduction, it should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) price cap for the period beginning November 8, 2002 and ending November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of the accompanying financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") on October 4, 2001, a precautionary measure requested by the plaintiff was awarded ordering the Federal Government, Telefónica and Telecom that they do not apply the adjustment to the pulse for the US Consumer Price Index until final judgment is rendered in the case. Against the abovementioned legal proceedings, Telefónica filed an appeal to the Supreme Court of Justice rejecting the arguments contained in such judgment and a decision regarding such matter is pending.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of June 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the abovementioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system described above. Based on current rate regulation mechanisms, and considering Telefónica's defense against the above legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

Through Decree No. 293/02, dated February 12, 2002, the National Executive Power entrusted the Economy Ministry the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. In this context, the contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled its duty to submit the information required by the Government.

As of the date of issuance of the accompanying financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels ("G.P.L."). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs; if future rates evolve at a pace well below G.P.L., it would have a material adverse effect on Telefónica's, Cointel's and the Company's future financial position and results of operations.

As described above, Telefónica will have to renegotiate future rates with the Argentine Government, as a result of the passing of Law N° 25,561. In consequence, although Telefónica and Cointel have maintained the booked value of certain noncurrent assets relating to the telecommunications business on the basis of estimates according to information currently available, there can be no such assurance about the level of future telephone service rates and, as a result, the amount of future telecommunications service revenues and net cash flow. Consequently, the recoverability of Cointel's intangible assets, which calculated considering the Company's direct ownership interest in such company amount to 159 million and Telefónica's fixed assets and tax on minimum presumed income, which calculated considering the Company's indirect ownership interest in such company amount to 2,649 million, depends on the effect of the outcome of such renegotiation on Telefónica's and Cointel's operations and cash flows.

Additionally, Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no "effective competition", the historical providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination. In addition, Decree No. 764/00 has reduced the interconnection price for the origin and destination of the calls in the local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the traffic within the local areas. A six-monthly 3% price cap will be applied to the values indicated above during the first two years after these rules and regulations become effective.

Financial situation and concentration of credit risk

As of June 30, 2002, Telefónica does not have other balances or operations that represents significant concentration of credit and operations, except for the balances and operations with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of June 30, 2002 and 2001 amounted to 95 million and 158 million, respectively (in constant pesos as of June 30, 2002). The percentage of net revenues derived from services rendered to the Argentine Government for the six-month periods ended June 30, 2002 and 2001, were approximately 3% in both periods. Out of the abovementioned balances as of June 30, 2002 not yet collected as of the issuance date of the accompanying financial statements, 81 million were past due as of June 30, 2002. On the basis of Telefónica's current collection efforts and the information available as of the date of issuance of the accompanying financial statements about Argentina's future economic perspectives, Telefónica's Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine Telefónica's allowance for doubtful accounts as of June 30, 2002.

As of June 30, 2002, Cointel and Telefónica owed a total amount of approximately 3,733 million (equivalent to US$982 million) to related parties. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of payables ("events of anticipated maturity") if there are changes in the companies' equity, economic and financial situation that due to their adverse nature may affect the ability to comply with the obligations assumed in such agreements or if there are restrictions that may limit the ability of such companies to repay their debts.

The creditor has advised Cointel and Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debts): (i) the effects of the Public Emergency and Currency Exchange System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, effective in Argentina shall not be considered by the creditor as an event of default; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) the creditor shall not declare that debts have become due and payable for Cointel's failure to meet certain financial ratios.

Cointel and Telefónica have followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of June 30, 2002, Cointel's consolidated current assets in foreign currency are lower than current liabilities in foreign currency in the amount of 1,342 million (equivalent to US$353 million), calculated considering the Company's direct and indirect ownership interest in such companies.

Cointel and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue their investment plan and face short and long-term debt mainly with funds generated by Telefónica's operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in "Evolution of the Current Economic Situation in Argentina", as of the date of issuance of the accompanying financial statements, third parties' credit lines are not available in amounts sufficient to enable Cointel and Telefónica to, together with internally generated funds, meet Cointel and Telefónica's current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

While the restriction to transfer funds abroad (described in detail in "Evolution of the Current Economic Situation in Argentina") provided by the BCRA is in force, or should it be extended beyond August 12, 2002, Cointel and Telefónica are unable to ensure that the BCRA will authorize principal and/or interest payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to 3,991 million. In addition, 4,437 million classified as noncurrent in the balance sheet of such companies, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above.

On the other hand, TESA have advised Cointel and Telefónica that, as of the date of issuance of the accompanying financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for these companies, including the possibility of refinancing or not over long-term its current loans to Cointel and Telefónica and, if necessary, providing additional financing.

Consequently, Cointel and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should no financing alternatives be available for Cointel and Telefónica or should Cointel and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheets as of June 30, 2002 of such companies and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although Cointel and Telefónica will make their best effort to obtain such financing, as of the date of issuance of the accompanying financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable Cointel and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

Net Revenues

Net revenues decreased by 38.1% to 1,634 million in 2002 from 2,640 million in 2001.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in "Evolution of the Current Economic Situation in Argentina" and "Tariff Regulation", the decrease in revenue was principally due to the drop of approximately 29.9% in prices measured in real terms.

The following table shows the main operating revenues in million of pesos by service category for 2002 and 2001 (net of intercompany transactions). The amounts as of June 30, 2001 have been restated in constant pesos of June 30,2002:

	2002	2001
Basic Telephone service		
Measured service	491	747
Monthly basic charges (1)	449	653
Special services	212	276
Installation charge	26	57
Public phones	121	227
Access charges	168	284
International long-distance service	46	143
Telephone equipment	13	70
Publishing of telephone directories	19	31
Other	89	152
Total	1,634	2,640

(1) Includes monthly basic charges and charges for supplemental services.

The main variances (in constant Argentine pesos of June 30, 2002) are due to the following reasons:

Measured service

Measured service includes revenues that Telefónica collects from the traffic of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica's network, and by customers of other operators routed through Telefónica's networks as well as other operators' network. In this latter case, Telefónica bills and collects revenues for call completion, while, conversely, Telefónica pays other operators for the cost of using their networks.

The variation was mainly due to: (i) a decrease in rates measured in real terms by approximately 28% as a result of applying the same rate per telephone pulse of 0.0469 in both periods in the inflationary context previously described, partially offset by a decrease in commercial and low consumption discounts in 2002 compared to 2001; (ii) a decrease by 4.0% in average number of billable domestic long-distance lines (considering increases and decreases in domestic long-distance lines as a result of competition through a so-called "presubscription" process) and (iii) a decrease in average urban and domestic long-distance use per line by 9.4%, due mainly to the state of the country's economy. Approximately 80% of the variation in revenues from the measured service is due to the factor described in (i).

Monthly basic charges

The variation was basically due to the rate reduction in real terms close to 28% as a result of the application in 2002 of the same rate applied in 2001 within an inflationary context such as has been described previously, which was partially offset by a reduction in the discounts granted to customers. This decrease was accentuated by the large number of customers who were disconnected, mainly for non-payment, during 2002.

Special services

The changes were principally due to a drop in prices in real terms that has affected the Digital Trunk Access, collect call charges, prepaid cards and internet access and traffic services. Internet access and traffic minutes decreased approximately 23.6% from 3,564 million minutes in 2001 to 2,723 million minutes in 2002, as well as a drop in the average price billed which varies according to customer distribution and customers usage patterns. Furthermore, during 2002 there was an increase of 52% in revenue from the sale of cards which was almost totally offset by the reduction in rates in real terms, leading to a net increase in revenue of approximately 2 million.

Installation charges

The change was principally due to a decrease in the amount of basic telephone lines installed during the six-month period ended June 30, 2002 and a decrease in prices in real terms.

Public phones

The decrease was due to: (i) a drop in prices in real terms, partially offset by lower commissions paid; (ii) a lower average demand from pay-phones operated by third parties ("telephone stations") and semi-public telephones of approximately 15.9% and 7.2% respectively; (iii) a reduction of 16.0% in the number of semi-public lines installed; and (iv) a decrease by 2.6% and 15.0% in public telephone installed and consumption, respectively.

Access charges

Access charges revenues as of June 30, 2002 and 2001, amounted to 168 million and 284 million, respectively, representing a decreased of 40.8%. This variation was mainly due to (i) a decrease in rates in real terms as a result of the economic situation and the Price Cap; and (ii) a lower use of interconnection services by cellular telephone and long-distance operators by approximately 23% and 8%, respectively.

International long-distance service

International long-distance service revenues decreased by 67.8% to 46 million in 2002 from 143 million in 2001. This variation was mainly due to the reduction in real rates, slightly offset by new discounts granted. In addition, there has been a drop in incoming and outgoing traffic of approximately 19% and 15%, respectively.

Telephone equipment

The reduction was due to lower units sold and a decline in real sales prices.

Publishing of telephone directories

Revenues from the publishing of telephone directories decreased to 19 million in 2002 from 31 million in 2001, representing a 38.7% decrease, mainly as a result of the decline in prices in real terms and in volumes of directory advertising sales in the six-month period ended June 30, 2002.

Other

Other revenues decreased from 152 million in 2001, to 89 million in 2002, which represents a fall of 41.4%. This variation was mainly due to a reduction in revenues from Direct Lines and PABX as a result of lower rates in real terms. In addition, lower sales were recorded for storage, logistics and transport services.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses ("operating costs") decreased to 1,527 million in 2002 from 2,077 million in 2001.

The following table shows the breakdown of expenses in million of pesos for 2002 and 2001 (net of intercompany transactions). The amounts as of June 30, 2001 have been restated in constant pesos of June 30,2002:

	2002	2001
Salaries and social security taxes	231	344
Depreciation and amortization (1)	626	617
Fees and payments for services	282	566
Material consumption and other	25	63
Allowance for doubtful accounts	153	156
Sales costs	17	66
Management fee	71	112
Other	122	153
	1,527	2,077

(1) Excluding the portion classified as financial expense.

Salaries and social security taxes

The variation was mainly due to: a) a drop, in real terms net of inflation, in salaries during the period ending June 30, 2002 and b) a significant personnel reduction in Telefónica, which decreased to 9,393 in 2002 from 9,704 in 2001.

Lines in service per employee increased to 474 in 2002 from 459 in 2001, which represents an increase of 3.3%.

Depreciation and amortization

Total depreciation and amortization increased by 1.5% to 626 million in 2002 from 617 million in 2001. The change was principally due to the completion of works in progress after June 30, 2001, which depreciation started as of such date.

Fees and payments for services

The variation was basically generated by a reduction in its real terms costs and principally by the decrease in (i) advisory and consulting expenses by 38.3 million, services related to information systems of 29.3 million, sales commissions by 20.8 million, cost related to related companies by 13.3 million, temporary personnel costs 12.5 million; (ii) a decrease in interconnection charges with other operators by 20.6 million due to a decrease of consumption and tariffs (in real terms) (iii) expenses related to building refurbishing incurred during 2001 by 18.0 million; (iv) elimination of the reduction in social security taxes (UIT) by 9.8 million; (v) expenses related to the directories publishing business of 8.1 million; (vi) advertising expenses by 81.0 million related to the completion of certain advertising campaigns carried out in 2001 and (vii) travelling, safety and communnications expenses by 8.2 million and other operating expenses by 14.1 million.

Material consumption and other

Costs for consumption of materials and other supplies decreased from 63 million in 2001 to 25 million in 2002, which represents a 60.3% decrease. This variation is primarily the result of lower consumption of materials such as office supplies, external plant materials and cost of telephone cards.

Allowance for doubtful accounts

The charge for the allowance for doubtful accounts decreased to 153 million in 2002 from 156 million in 2001. This represents a 1.9% decrease. The charge was 9% in terms of allowance for doubtful accounts over net revenues, equivalent to 58.5% increase compared to 2001 as a result of the estimated effect of the Argentine macroeconomic situation, which has affected significantly certain types of customers.

Sales cost

The decreased cost of sales results mainly from cost reduction in real terms and from the decrease of telephony equipment and accessories sales.

Other

The "Other items" charge to income decreased from 153 million in 2001 to 122 million in 2002, which represents a 20.3% decrease. This is primarily the result of a cost reduction in real terms in items such as taxes, insurance, commissions, which were offset by an increase of rentals, mainly in foreign currency and tax on checking accounts credits and debits.

Financial Gains and Losses

Consolidated gross capitalized interest totaled 7 million in 2002 and 39 million in 2001. In 2002, capitalized exchange difference amounts to 41 million.

In 2002 and 2001, financial gains and losses amounted to a loss of 3.957 and 120 million, respectively, which represents an increase of the loss of 3,837 million (3,198%). The variation was mainly due to the impact of the devaluation of the peso on the net monetary position in foreign currency, which, net of the result from the exposure to inflation, amounted to a loss of 3,459 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was in foreign currency, led to an increased loss of 230 million, net of inflation and a loss from the exposure to inflation of monetary assets and liabilities in pesos of 158 million.

Other Expenses, Net

Other expenses, net decreased to 46 million in 2002 from 94 million in 2001, which represents a 51.1% decrease. This change is mainly due to lesser charges due to lesser employee termination.

Net loss of spun-off businesses

Includes loss of spun-off businesses in the reorganization process for January, 2001. See Note 5.1.a) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001.

Net (Loss) Income for the period

As a result of the factors discussed above, net (loss) income amounted to a loss of 3,894 million in 2002 and a gain of 233 million in 2001.

Media Business

The Company looks to TESA's global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

On the basis of financial information furnished by Atco to the Company as of June 30, 2002, Atco presents negative shareholders' equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, the Company valued its investment in Atco as of June 30, 2002 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of June 30, 2002, the Company decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such date. See Notes 5.1.b) and c) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001.

Company's Liquidity and Capital Resources

As of June 30, 2002, the Company's total liabilities amount to 2,141 million, which consist of 30 million in Negotiable obligations (including interests as of that date), 1,977 million of payables to related parties, 129 million related to the Company's investment in Cointel (see Note 2.6.c) to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001) and 5 million in tax liabilities, other payables and short-term accounts payable.

As of June 30, 2002, the Company's cash and cash equivalents amount to 0.3 million.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, fees collected for financial services and other services rendered to TESA Arg., as operator, proceeds from dispositions of its ownership interests and other assets, and bank borrowings.

The Company's principal source of cash has traditionally been dividends paid to it by Cointel. Cointel paid to its shareholders an aggregate of 1,452 million in cash and in-kind dividends from January 1, 1994 through June 30, 2002. Cointel did not pay dividends during the six-month periods ended June 30, 2002 and 2001. Cointel's principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million in cash dividends from January 1, 1994 through June 30, 2002. Telefónica did not pay dividends during the six-month period ended June 30, 2002.

In 1997 the Company began receiving fees for financial advisory and other services it renders to TESA Arg. under the Company Advisory Contract. During 2002 and 2001, the Company collected 15 million (including 4.7 through a credit compensation, as described below) and 57 million (in constant pesos as of June 30, 2002), respectively. As of the issuance date of the accompanying financial statements, TESA Arg. repaid 2.4 million of its debt as of June 30, 2002 related to the matured balance of the fee as of that date. See Note 16. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001.

The Company uses its funds mainly to pay principal amount and interest on its debt, to acquire ownership interest and to make capital contributions to controlled companies and related companies. During 2002 and 2001 the Company did not pay dividends.

As a consequence of the transfer of the Company's shares to TESA, as explained in "Agreement between the Company's Former Principal Shareholders and TESA", that materialized a "Change of Control" as defined in the Negotiable obligations issuance terms and conditions; and as provided in its terms and conditions, the Company has granted to the noteholders the right to request the Company to repurchase their Negotiable obligations at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest through February 14, 2001 ("the Repurchase Date"). Therefore, on the Repurchase Date and in March 2001, the Company repurchased part of such Negotiable obligations for a face value of 174.7 million and US$290.2 million, and had to pay 176.5 million (at historical value) and US$293.0 million plus interest and applicable taxes. The funds required to repurchase the bonds were obtained through a loan from TISA in the amount of US$530.1 million. See Note 11.3.d. to the Company's financial statements as of June 30, 2002 and 2001. Additionally, in August 2001, the Company decided to accept an offer to repurchase the balance of Serie C Negotiable Obligations, whose face value amounted to 0.3 million.

On October 9, 2001, as a consequence of the CNV solicitation from July 20, 2001, the Company's Board of Directors resolved to call a Special Series A and B Noteholders' Meeting to be held on October 30, 2001, which was celebrated in second call on November 12, 2001, to request an authorization to eliminate and/or modify certain commitments assumed in connection with the issuance terms and conditions of such Obligations negotiable ("the Authorization"). Additionally, on October 12, 2001, the Company's Board of Directors resolved to repurchase Series A and B negotiable obligations from its noteholders ("the Purchase Offer"), at a purchase price, in cash, equivalent to 100% of the principal amount ("the Repurchase Price") plus interest accrued and unpaid through the day immediately preceding to the repurchase date ("the Second Repurchase Date"). As a result of the Purchase Offer on November 13 and December 5, 2001, the Company repurchased Negotiable Obligations for a face value of US$20.3 million plus interest accrued and taxes related. The funds required to repurchase negotiable obligations were partially obtained through a loan from TESA in the amount of US$11 million. See Note 11.3.d. to the Company's financial statement as of June 30, 2002 and 2001. The cost derived from the abovementioned repurchase, including legal and technical advisory fees and the Authorization Fee, amounted approximately to US$1 million, which had been accrued as of December 31, 2001.

On February 12, 2002, the Company cancelled the balance of the principal of Negotiable Obligation Series A that amounted to US$7.0 million and interest accrued as of such date.

After the repurchases and repayments mentioned above, the Company has cancelled approximately 98.5% of the Negotiable Obligations for a face value of 175 million and US$317.4 million. As the Company intends to repay the Negotiable obligations during the next twelve months, it has classified the principal amount of US$7.6 million as Current bank and other financial payables as of June 30, 2002. See Note 7. to the Company's financial statements as of June 30, 2002 and 2001.

Through a letter dated November 5, 2001, TISA had informed to the Company that it was its firm intention not to require the repayment of the principal amount of the outstanding loan until December 31, 2003. Subsequently, through a letter dated February 25, 2002, TISA notified that the commitment assumed by such company, mentioned in the letter dated November 5, 2001 was no longer effective. Consequently, the Company has classified such loan as "Current liabilities – Accounts payable to related parties" as of June 30, 2002.

According to the abovementioned, as of June 30, 2002, the balance of the principal related to TISA's loan, after the interest capitalization mentioned above, amounted to US$511.5 million (equivalent to $1,943.7 million as of June 30, 2002). In obtaining the abovementioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company's controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company's main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts. Through letter dated on February 25, 2002, TISA, has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency and Currency Exchange System Reform implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of default; and (ii) the creditor shall not consider that, as of such date, an acceleration event has been verified under the agreement regarding restrictions that may limit the Company's ability to make the payments due under the agreement with TISA.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million ("the Dollar loans") and 4.6 million ("the Peso Loans"). On April 15, 2002, Telefónica assigned to TESA Arg. the Peso Loans in the amount of 4.7 million which were due and payable, together with interest accrued as of such date. Furthermore, on such date TESA Arg. and the Company agreed to offset a portion of the amount owed by TESA Arg. in connection with the management fee described in Note 11.3.a. to the Company's financial statements as of June 30, 2002 and 2001against the Peso Loans owed by the Company to TESA Arg. for a total amount of 4.7 million. On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. As of June 30, 2002, the book value of such loan amount to US$5.9 million (equivalent to $22.6 million as of June 30, 2002), corresponding to principal amount plus accrued interests as of that date.

As of June 30, 2002, current assets in foreign currency are lower than current liabilities in foreign currency in the amount of approximately 2,011 million (equivalent to US$529 million as of June 30, 2002). See Note 11.3.d. to the Company's financial statement as of June 30, 2002 and 2001.

The Company is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit. See Note 2.6.c) to the Company's financial statement as of June 30, 2002 and 2001.

The Company has prepared its financing projections and plans expecting to cover future fund needs to face short debt mainly with funds generated by operations plus, as it is possible, by the evolution of current economic measures, bank loans and access to capital markets; or otherwise, requesting for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 10. to the Company's financial statements for the six-month periods ended June 30, 2002 and 2001, as of the date of issuance of the accompanying financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

On the other hand, TESA has advised the Company that, as of the date of issuance of the accompanying financial statements, it is still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities payable to local and foreign creditors.

Although the Company will make its best effort to obtain such financing, as of the date of issuance of the accompanying financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company to settle its current liabilities in the normal course of business and maintain its normal operations.

Trend information

The Company's main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica's activities.

Telecommunications Business

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. Telefónica expects that the level of competition in its markets will increase in the future. As of December 2001, more than 26 new telephony licenses for local and/or long-distance services have been granted under Resolution 16,200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of June 30, 2002, 8 licensees are providing local and/or fixed long-distance telephone service. These companies are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Telefónica is subject to competitive pressures due to the development of increased domestic and international transmission capacity. Additionally, as competition becomes more prevalent, prices paid for services may keep falling below tariff rates, perhaps significantly.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of Telefónica opted for one of the other long-distance operators (Movicom/CTP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for Telefónica or for Movicom/CTP or the others as their new provider of service. As of June 30, 2002, the total number of customers gained (approximately 270,000 lines) do not compensate for the customers of Telefónica in those customer segments that have opted for other providers (approximately 700,000 lines). In the near future, customers will select the long-distance call provider by dialing a three-digit code. Telefónica believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators.

Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, Telefónica is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effect on Telefónica's overall operations or revenues.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing for the new competitive environment; however, there can be no assurance that the consequences of the introduction of competition will not materially and adversely affect the business, the financial position or results of the operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's management, the implementation of Telefónica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

Telefónica has followed a financing policy that has combined the use of internally-generated funds with use of third-party and majority-shareholder financing.

Telefónica has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and to repay short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request long-term refinancing of its payables.

However, owing to the macroeconomic of Argentina, third parties' credit lines are not available in amounts sufficient to enable Telefónica to, together with internally-generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency-exchange exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Telefónica's ability to settle its payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlled companies.

Should not financing alternatives be available for Telefónica or should Telefónica not succeed in obtaining refinancing, Telefónica would not have sufficient funds available to meet its current liabilities payable (including those disclosed as current on Telefónica's balance sheet as of June 30, 2002 as well as those liabilities that would turn into current payables if creditors claimed a default) to local and foreign creditors.

Although Telefónica will make its best efforts to obtain such financing, as of the date of issuance of the accompanying financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable Telefónica to settle its current liabilities in the normal course of business and to maintain its normal operations.

Media Business

The Company looks to TESA's global media affiliate, Telefónica Media S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments. On the basis of financial information furnished by Atco to the Company as of June 30, 2002, Atco presents negative shareholders' equity. Also, given that the Company is under no obligation to make capital contributions to Atco for the purpose of restoring the latter's negative shareholders' equity, the Company valued its investment in Atco as of June 30, 2002 at nil, to adjust it to its estimated recoverable value, and did not book any related liability. Additionally, as of June 30, 2002, the Company decided to value the investment in AC at nil, to adjust it to its recoverable value pursuant to information available as of such date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date: September 12, 2002

By: ______________________

Name: Fernando Raul Borio
Title: General Secretary